Exhibit 99.4

BRITISH COLUMBIA | StrongerBC

# STANDING STRONG FOR B.C.

SECOND QUARTERLY REPORT | NOVEMBER 2025

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Second Quarterly Report

2025/26 Financial Update,

Economic Outlook

&

Six Month Financial Results

April - September 2025

British Columbia Cataloguing in Publication Data

British Columbia. Ministry of Finance.

Quarterly report on the economy, fiscal situation and Crown corporations. — ongoing–

Quarterly.

Title on cover: Quarterly report.

Continues: British Columbia. Ministry of Finance.

Quarterly financial report. ISSN 0833-1375.

ISSN 1192-2176 — Quarterly Report on the economy, fiscal situation and Crown corporations.

1.  Finance, Public — British Columbia — Accounting — Periodicals.

2.  British Columbia — Economic conditions — 1945–  — Periodicals.*

3.  Corporations, Government — British Columbia — Accounting — Periodicals. I.  Title.

HJ13.B77   354.711’007231’05

2025/26 Second Quarterly Report November 27, 2025	TABLE OF CONTENTS

Part One — Updated Financial Forecast
Introduction	3
Revenue	5
Expense	8
Consolidated Revenue Fund (CRF) Spending	8
Service Delivery Agency Spending	9
Full-Time Equivalents for the BC Public Service	9
Provincial Capital Spending	10
Projects Over $50 Million	11
Provincial Debt	12
Risks to the Fiscal Forecast	15
Supplementary Schedules	17

Tables:
1.1 Forecast Update	3
1.2 Financial Forecast Changes	4
1.3 Comparison of Major Factors Underlying Revenue	6
1.4 Capital Spending Update	10
1.5 Provincial Debt Update	13
1.6 Operating Statement	17
1.7 Revenue by Source	18
1.8 Expense by Ministry, Program and Agency	19
1.9 Expense by Function	20
1.10 Capital Spending	21
1.11 Capital Expenditure Projects Greater Than $50 million	22
1.12 Provincial Debt	28
1.13 Statement of Financial Position	29
1.14 Material Assumptions – Revenue	30
1.15 Material Assumptions – Expense	35
1.16 Full-Time Equivalents (FTEs)	38

2025/26 Second Quarterly Report	| i

Table of Contents

Part Two — Economic Review and Outlook

Summary	39

British Columbia Economic Activity and Outlook	40
U.S. Tariff Assumptions	41
Labour Market	42
Demographics	44
Consumer Spending and Inflation	44
Housing	46
Business and Government	49
External Trade and Commodity Markets	50

Risks to the Economic Outlook	51

External Outlook	52
Canada	53
United States	55
Asia	58
Europe	59
Financial Markets	60
Interest Rates	60
Exchange Rate	61

Tables:

2.1 British Columbia Economic Indicators	40
2.2 Canadian Real GDP Forecast: Consensus versus B.C. Ministry of Finance	54
2.3 U.S. Real GDP Forecast: Consensus versus B.C. Ministry of Finance	57
2.4 Private Sector Canadian Interest Rate Forecasts	61
2.5 Private Sector Exchange Rate Forecasts	62
2.6.1 Gross Domestic Product (GDP): British Columbia	63
2.6.2 Selected Nominal Income and Other Indicators: British Columbia	64
2.6.3 Labour Market Indicators: British Columbia	64
2.6.4 Major Economic Assumptions	65

Topic Box:
Provincial Economic Accounts Update	67

ii |	2025/26 Second Quarterly Report

PART 1 | UPDATED FINANCIAL FORECAST

Introduction

Table 1.1 2025/26 Forecast Update

		First	Second
	Budget	Quarterly	Quarterly
($ millions)	2025	Report	Report
Revenue	84,003	83,264	83,776
Expense	(94,915)	(94,841)	(94,963)
Deficit	(10,912)	(11,577)	(11,187)

Capital Spending:
Taxpayer-supported capital spending	15,374	14,664	13,901
Self-supported capital spending	4,828	4,818	4,804
	20,202	19,482	18,705
Provincial Debt:
Taxpayer-supported debt	118,719	117,992	117,677
Self-supported debt	37,913	37,381	37,409
Total debt	156,632	155,373	155,086

Taxpayer-supported debt metrics:
Debt-to-GDP ratio	26.7%	26.6%	26.4%
Interest bite (cents per dollar of revenue)	4.9	5.0	5.0

The updated fiscal outlook for 2025/26 forecasts an operating deficit of $11.2 billion, $390 million lower than the projection in the First Quarterly Report.

Revenue is forecasted to increase mainly due to improvements in personal and corporate income tax revenues. These increases are offset by decreases in government’s other revenue streams including property transfer tax, sales tax, natural resource revenues, federal government contributions and net income of commercial Crown corporations.

Expenses are forecasted to increase from the projection in the First Quarterly Report by $122 million due to higher refundable tax credits and increased net spending of service delivery agencies partly offset by lower spending for wildfires due to favourable weather conditions.

Details of the revenue and expense forecast changes are shown in Table 1.2 and Chart 1.1.

Projected taxpayer-supported capital spending in 2025/26 is $13.9 billion, which is $763 million lower than the First Quarterly Report, mainly due to timing of projects in the health and transportation sectors. The self-supported capital spending forecast is $4.8 billion, with minimal changes from the First Quarterly Report.

As a result of a lower deficit, lower capital spending, and changes in other working capital balances, taxpayer-supported debt at the end of 2025/26 is forecast at $117.7 billion, lower by $315 million compared to the First Quarterly Report. B.C.’s taxpayer-supported debt-to-GDP ratio is forecast to decrease to 26.4 per cent, and the interest bite remains at 5.0 cents per dollar of revenue.

2025/26 Second Quarterly Report	| 3

Updated Financial Forecast

Table 1.2 2025/26 Financial Forecast Changes

	($ millions)
2025/26 deficit at Budget 2025 (March 4, 2025)	(10,912)		(10,912)
2025/26 deficit at the First Quarterly Report (September 15, 2025)		(11,577)

	Q1	Q2	Total
	Update	Update	Changes
Revenue[1] changes:
Personal income tax – reflecting stronger 2024 preliminary tax assessments partly offset by weaker household income growth and inclusion of federal tax measures	(65)	816	751
Corporate income tax – increase in advance installments resulting from federal government updates to corporate tax base as well as higher prior-year settlement payment, mainly reflecting preliminary 2024 tax assessment information, partly offset by the impacts of federal tax measures	411	565	976
Provincial sales tax – mainly weaker year-to-date collections	(174)	(100)	(274)
Property transfer tax – reflecting lower than expected year-to-date sales results	(247)	(150)	(397)
Carbon tax – mainly the elimination of consumer carbon tax effective April 1, 2025	(2,821)	-	(2,821)
Fuel tax – higher sales volume in most fuel types reflecting prior year and year-to-date results	64	-	64
Employer health tax – reflecting impacts of 2024/25 results and a lower wages and salaries growth	(29)	(18)	(47)
Other taxation sources – lower tobacco tax revenue, mainly reflecting lower year-to-date collections and 2024/25 results, partially offset by higher property and insurance premium tax revenue	19	(61)	(42)
Natural gas royalties – changes in prices and volumes, lower natural gas liquids royalties, partially offset by changes in utilization of royalty and infrastructure programs and credits	(60)	(6)	(66)
Mining – lower coal prices, higher mining costs as well as lower coal production	(145)	(121)	(266)
Electricity sales under the Columbia River Treaty – changes in Mid-C electricity prices	17	(34)	(17)
Forests – mainly lower stumpage rates and Crown harvest volumes	(68)	(43)	(111)
Other natural resources – mainly higher bonus bids cash sales and petroleum royalties, partly offset by lower water rentals revenue	31	(20)	11
Fees, licences, investment earnings and miscellaneous revenue:
Investment earnings – mainly lower interest recoveries relating to the Fiscal Agency Loan program	(7)	(51)	(58)
Tobacco settlement - estimated net revenue	2,725	-	2,725
Other sources – mainly lower revenue from fees and other miscellaneous sources	(13)	(2)	(15)
Canada health and social transfers – changes in B.C. share of the national population	9	(98)	(89)
Other federal government transfers – mainly delayed funding in support of Disaster Financial Assistance Arrangements and delayed recoveries relating to public transit	(366)	(66)	(432)
Commercial Crown corporation net income - mainly Liquor Distribution Branch	(20)	(99)	(119)
Total revenue changes	(739)	512	(227)

Less : expense[1] increases (decreases):
Consolidated Revenue Fund changes:
Statutory spending:
Fire management costs	613	(126)	487
Insurance Risk Management Account	-	36	36
Other statutory spending	19	17	36
Refundable tax credits - elimination of the climate action tax credit and tax assessment updates	(740)	181	(559)
Other expense changes – mainly higher interest costs	141	(1)	140
Spending funded by third party recoveries	(80)	(98)	(178)
Changes in spending profile of service delivery agencies:
School districts	46	(8)	38
Universities	(144)	83	(61)
Colleges and institutes	(18)	25	7
Health authorities and hospital societies	139	(135)	4
Other service delivery agencies[2]	(3)	87	84
(Increase) decrease in operating transfers to service delivery agencies - accounting elimination	(47)	61	14
Total expense changes	(74)	122	48
Total changes	(665)	390	(275)
2025/26 deficit at the First Quarterly Report	(11,577)
2025/26 deficit at the Second Quarterly Report		(11,187)	(11,187)

1 Detailed descriptions of changes are provided in the revenue and expense sections of this report.

2 Includes BC Transportation Financing Authority, BC Transit, BC Housing Management Commission, Community Living BC, and other entities.

4 |	2025/26 Second Quarterly Report

Updated Financial Forecast

Chart 1.1  2025/26 Deficit – Major Changes from the First Quarterly Report

Revenue

Revenue for 2025/26 is forecast to be $83.8 billion — $512 million higher than the projection in the First Quarterly Report. The forecast for taxation revenues has increased by $1 billion, mainly due to higher revenue projections for income taxes. e projections are based on updated information from the federal government about the 2024 preliminary tax assessment and the national corporate income tax base, partly offset by decreases in other taxation revenues and the impacts of federal budget tax measures announced on November 4, 2025. Higher revenues from taxation are partly offset by lower revenue from remaining sources such as natural resource revenues, investment earnings, federal funding changes and net income from commercial Crowns.

Detailed revenue projections are disclosed in Table 1.7, and key assumptions and sensitivities relating to revenue are provided in Table 1.14.

The major changes from the First Quarterly Report forecast include the following:

Income Tax Revenues

The personal income tax revenue forecast is up $816 million due to stronger 2024 preliminary tax assessment resulting in prior-year adjustments of $475 million. The remaining $341 million increase in the ongoing 2025/26 base revenue mainly reflects improvement in the year-to-date activity in financial markets, partly offset by the impacts of lower 2025 household income growth and federal budget tax measures.

Corporate income tax revenue is up $565 million due to a $455 million increase in installment payments from the federal government, mainly reflecting improved BC payment share of the national tax base, partly offset by a lower forecast for corporate national tax base and the impacts of the federal budget tax measures. The remaining $110 million increase in prior-year settlement payments mainly reflects preliminary 2024 tax assessment information.

2025/26 Second Quarterly Report	| 5

Updated Financial Forecast

Other Tax Revenues

Property transfer tax revenue is down $150 million mainly due to lower year-to-date sales activity in the housing market.

Provincial sales tax revenue is down $100 million primarily to reflect year-to-date tax remittances.

Tobacco tax revenue is down $50 million due to the impact of lower year-to-date sales.

Employer health tax is down $18 million due to lower compensation of employee growth.

Remaining other taxation revenues are down $11 million mainly due to lower property tax levies collected by BC Transit and BC Assessment Authority.

Table 1.3 Comparison of Major Factors Underlying Revenue

Calendar Year	Second Quarterly Report			First Quarterly Report
Per cent growth unless otherwise indicated	2024	2025	2026	2024	2025	2026
Real GDP	1.1	1.4	1.3	1.2	1.5	1.3
Nominal GDP	3.5	3.8	4.1	4.1	4.0	4.2
Household income	7.3	3.5	3.6	6.6	3.9	3.7
Wages and salaries	5.4	3.1	3.6	6.3	4.0	3.7
Corporations net operating surplus	-19.3	1.7	3.7	-15.1	1.5	3.6
Employment	2.3	1.1	0.7	2.3	1.3	0.6
Consumer expenditures on durable goods	-1.8	11.0	3.2	0.9	10.1	2.7
Consumer expenditures on goods and services	4.2	5.6	3.7	4.7	5.4	3.9
Business investment	-6.2	3.3	3.6	2.7	3.1	3.9
Residential investment	-3.5	2.0	5.0	1.4	2.1	4.8
Retail sales	0.6	6.5	2.7	0.6	5.2	2.7
Residential sales value	3.1	-8.3	14.9	3.1	-4.9	16.0
B.C. Housing starts	-9.2	-2.9	0.7	-9.2	-5.8	0.9
U.S. Housing starts	-3.7	-0.9	0.0	-3.7	-1.3	1.1
SPF 2x4 price ($US/thousand board feet)	$412	$479	$483	$412	$482	$485
Exchange rate (US cents/Canadian dollar)	73.0	71.7	74.3	73.0	72.1	74.9

Fiscal Year	2024/25	2025/26	2026/27	2024/25	2025/26	2026/27
Natural gas price ($Cdn/GJ at plant inlet)	$0.74	$1.24	$2.25	$0.74	$1.21	$1.95
Bonus bid average bid price per hectare ($)	$359	$3,300	$200	$359	$3,300	$200
Electricity price ($US/mega-watt hour, Mid-C)	$61	$67	$70	$61	$77	$81
Metallurgical coal price ($US/tonne, fob Australia)	$247	$187	$193	$247	$197	$208
Copper price ($US/lb)	$4.25	$4.37	$4.46	$4.25	$4.27	$4.41
Average stumpage rates ($Cdn/cubic metre)	$14.78	$16.16	$14.70	$14.78	$16.53	$15.54
Crown harvest volumes (million cubic metres)	32.2	27.0	29.0	32.2	29.0	30.0

Natural Resource Revenue

Revenue from natural gas royalties is down $6 million in 2025/26 mainly due to lower production and natural gas liquids royalties, partly offset by a slight increase in natural gas prices. The updated natural gas price forecast is $1.24 ($Cdn/gigajoule, plant inlet), up from the First Quarterly Report estimate ($1.21).

6 |	2025/26 Second Quarterly Report

Updated Financial Forecast

Revenue from coal, metals, minerals and other mining- related sources is down $121 million mainly due to lower year-to-date mineral tax installment payments reflecting higher capital expenditures, as well as lower coal prices and demand.

Revenue from electricity sales under the Columbia River Treaty is down $34 million mainly due to lower Mid Columbia electricity prices. Mid Columbia electricity prices are forecast to be $66.75($US/mega watt hours) in 2025/26, down from the First Quarterly Report estimate ($76.70).

Forest revenue is down $43 million mainly due to lower stumpage revenue reflecting rising costs within the forest industry, slightly lower lumber prices and a decline in annual harvest volumes. Harvest volumes of Crown land timber are forecast to be 27 million cubic metres, down 7 per cent from the First Quarterly Report. Total stumpage rates are forecast to be $16.16 Cdn/cubic metre in 2025/26, down from the First Quarterly Report estimate ($16.53).

Revenue from other natural resources is down $20 million mainly due to decreased water rentals collected under the Water Sustainability Act from lower actual 2024 generation and reduced inflows to reservoirs due to lower precipitation and snowpack. Revenue from petroleum royalties is also lower mainly due to lower oil prices.

Other Revenue

Other revenue consists of revenue from fees, licences, investment earnings and miscellaneous sources. These revenue sources are now expected to total $14.7 billion, a decrease of $53 million from the First Quarterly Report.

The updated forecast for fee revenues totals $5.3 billion, unchanged from the First Quarterly Report.

The revised forecast for investment earnings is $1.8 billion, down $51 million from the First Quarterly Report mainly due to lower recoveries of interest costs related to the Fiscal Agency Loan program, which has an equal and offsetting lower expense.

The miscellaneous revenue outlook is $7.6 billion, down $2 million from the First Quarterly Report.

Federal Government Transfers

Federal government contributions are expected to be $14.8 billion, down $164 million.

Canada health and social transfers have decreased by $98 million mainly due to a decline in B.C.’s share of the national population. The changes to the estimates include a $40 million reduction reflecting the final 2024/25 transfers and a $58 million reduction related to the 2025/26 forecast.

Other federal government contributions are also down $66 million reflecting lower funding required in support of Disaster Financial Assistance Arrangements consistent with spending forecasts. Funding decreased $55 million reflecting updated cost estimates for various disaster events over the 2018-2024 period.

2025/26 Second Quarterly Report	| 7

Updated Financial Forecast

Commercial Crown Corporation Net Income

The outlook for commercial Crown corporation net income is $3.9 billion, which is $99 million lower than the projection in the First Quarterly Report. The lower forecast is due to a $100 million reduction in net income at the Liquor Distribution Branch as a result of the public-service job action.

Expense

The Second Quarterly Report expense forecast for 2025/26 is $122 million higher than the First Quarterly Report mainly due to higher spending for refundable tax credits and higher net spending by service delivery agencies partly offset by lower costs for wildfires.

Consolidated Revenue Fund (CRF) Spending

Total statutory spending is projected to be $108 million higher since the First Quarterly Report due to the following updates:

•	$181 million higher for refundable tax credits,

•	$36 million higher for an actuarial adjustment under the Insurance Risk Management Account,

•	$17 million increase in various other statutory spending; offset by

•	$126 million for lower fire management costs due to favourable weather conditions.

The remaining change in CRF spending is a $1 million accounting adjustment.

Budget 2025 includes an initial expenditure management target of $300 million in 2025/26 and government is on track to achieve this through the management of administrative and discretionary spending. Government continues to work on program efficiency reviews and further updates will be provided at Budget 2026.

Contingencies

Budget 2025 includes a Contingencies Vote of $4.0 billion in 2025/26. The Contingencies Vote helps fund unexpected costs that are difficult to forecast such as flood recovery, increased costs for government services, and emerging priorities. The forecast continues to assume these allocations will be fully spent and remains unchanged.

Spending Recovered from External Revenues

Expenses funded by third parties are forecast to decrease by $98 million, mainly due to lower recoveries in natural resources and lower interest expense recoveries from commercial Crown corporations.

The recovered spending changes are offset by an equal change in revenue and as a result have no net impact on government’s financial results.

8 |	2025/26 Second Quarterly Report

Updated Financial Forecast

Operating Transfers to Service Delivery Agencies

Operating transfers to service delivery agencies are forecast to be $61 million lower than the First Quarterly Report mainly due to lower allocations to health organizations.

Changes in these transfers generally do not represent higher or lower government spending; they are reallocations of ministries’ existing budgets during the year to better reflect funding to service delivery agencies. These adjustments are related to the spending forecast changes noted below.

Service Delivery Agency Spending

Service delivery agency expenses are forecast to increase by $52 million in 2025/26 compared to the First Quarterly Report.

•	School district expenses are forecast to decrease by $8 million to reflect lower capital asset amortization expenses.

•	Post-secondary sector expenses are forecast to increase by $108 million mainly due to higher operating costs related to health education programs and grants towards scholarships and bursaries.

•	The health authority and hospital society expense is forecast to decrease by $135 million mainly from the management of operating costs.

•	Other service delivery agency spending is forecast to be $87 million higher due to various updates across a number of agencies.

Detailed expense projections are in Table 1.8. Key spending assumptions and sensitivities are provided in Table 1.15.

Full-Time Equivalents for the BC Public Service

The projection of full-time equivalent (FTE) staff utilization for 2025/26 has decreased by 700 FTEs to 38,200 since the First Quarterly Report. This is primarily due to the impact of hiring restrictions and job action.

2025/26 Second Quarterly Report	| 9

Updated Financial Forecast

Provincial Capital Spending

Capital spending is projected to total $18.7 billion in 2025/26 — $777 million lower than the forecast in the First Quarterly Report (see Tables 1.4 and 1.10).

Taxpayer-supported capital spending is projected at $13.9 billion. The $763 million decrease since the First Quarterly Report is primarily due to changes in the timing of capital spending in the health and transportation sectors. These changes do not represent a reduction in capital spending; rather the spending has been shifted to future years within the provincial capital plan.

Table 1.4 2025/26 Capital Spending Update
	($millions)
	Q1	Q2	Total
	Update	Update	Changes
Taxpayer-supported capital spending at Budget 2025	15,374		15,374
Taxpayer-supported capital spending at the First Quarterly Report		14,664
Timing of school district spending	38	(50)	(12)
Timing of post-secondary institution spending	(47)	(27)	(74)
Timing of health authority spending	(407)	(353)	(760)
Timing of transportation sector spending	(278)	(350)	(628)
Timing of social housing spending	(21)	16	(5)
Other net adjustments to capital schedules	5	1	6
Total taxpayer-supported changes	(710)	(763)	(1,473)
Taxpayer-supported capital spending - updated forecast	14,664	13,901	13,901

Self-supported capital spending at Budget 2025	4,828		4,828
Self-supported capital spending at the First Quarterly Report		4,818
Timing of ICBC spending	(8)	(4)	(12)
Timing of other spending	(2)	(10)	(12)
Total self-supported changes	(10)	(14)	(24)
Self-supported capital spending - updated forecast	4,818	4,804	4,804
2025/26 capital spending at the First Quarterly Report	19,482
2025/26 capital spending at the Second Quarterly Report		18,705	18,705

At $4.8 billion, self-supported capital spending is $14 million lower than the First Quarterly Report, primarily due to changes in the timing of ICBC, BC Lottery Corporation and Liquor Distribution Branch expenditures.

10 |	2025/26 Second Quarterly Report

Updated Financial Forecast

Projects Over $50 Million

Capital spending on projects greater than $50 million is presented in Table 1.11. The following projects have been added to the table since the First Quarterly Report:

•	Simcoe Elementary ($65 million);

•	Simon Fraser University – Medical School Permanent Facility ($521 million);

•	Plant and Animal Health Centre ($496 million);

•	BC Hydro – 2L333 - load interconnection - Enbridge APP CS16 project ($132 million);

•	BC Hydro – Fort Nelson - regional reliability improvement project ($58 million);

•	BC Hydro – 1L037 Jervis and Agamemnon crossings project ($64 million);

•	BC Hydro – 1L243 transmission load increase (HVC) project ($142 million);

•	BC Hydro – Clayburn - substation upgrade (2nd phase) project ($57 million);

•	BC Hydro – Mount Pleasant substation - transformer and feeder sections addition project ($90 million);

•	BC Hydro – Strathcona discharge upgrade project ($566 million); and

•	BC Hydro – Victoria secondary network replacement project ($115 million).

Since the First Quarterly Report, the following projects have been completed and are no longer listed in the table:

•	Richmond City Centre East Site;

•	Simon Fraser University – Student Housing;

•	The University of British Columbia – Brock Commons Phase 2 Student Housing;

•	Royal Columbian Hospital Redevelopment – Phase 1;

•	Penticton Regional Hospital Patient Care Tower;

•	Dogwood Lodge Long-term Care Home Replacement;

•	Highway 14 Corridor improvements;

•	BC Housing – Crosstown; and

•	BC Hydro – Mica modernize controls project.

Changes for existing projects since the First Quarterly Report include:

•	Simon Fraser University – Digital Research Infrastructure Refresh – CEDAR project’s anticipated total cost increased from $88 million to $90 million to reflect revised project cost funded by increased federal contribution;

•	British Columbia Institute of Technology – Trades and Technology Complex project’s year of completion was amended from 2027 to 2028 due to procurement delays;

•	Mills Memorial Hospital Replacement project’s year of completion was amended from 2026 to 2025 to reflect revised project schedule;

•	Surrey Memorial Hospital – Interventional Cardiology and Interventional Radiology project’s year of completion was amended from 2025 to 2026 to reflect revised project schedule;

2025/26 Second Quarterly Report	| 11

Updated Financial Forecast

•	St. Paul’s Hospital Clinical Support and Research Centre project’s anticipated total cost increased from $638 million to $790 million reflect revised project cost. Internal borrowing increased from $332 million to $476 million and contributions from other sources increased from $306 million to $314 million;

•	Dr. F.W. Green Memorial Home project’s year of completion was amended from 2029 to 2030 to reflect revised project schedule;

•	Highway 1 Selkirk project’s year of completion was amended from 2026 to 2027 to reflect revised project schedule;

•	ICBC Head Office Relocation project’s anticipated total cost decreased from $155 million to $151 million to reflect revised project cost;

•	BC Hydro – Various Sites - NERC Critical Infrastructure Protection implementation project for cyber assets anticipated total cost of $56 million was reduced to $55 million as the project contingency was not required;

•	BC Hydro – Bridge River 1 - penstock concrete foundation refurbishment project’s anticipated total cost of $65 million was reduced to $63 million as the project contingency was not required; and

•	BC Hydro – Natal - 60-138 kV switchyard upgrade project’s anticipated total cost of $101 million was reduced to $85 million due to lower than anticipated construction and materials costs, and cost savings from combining and delivering another customer driven project at the same site.

Provincial Debt

The provincial debt is projected to total $155.1 billion by the end of the fiscal year, $287 million lower than the forecast in the First Quarterly Report, primarily due to improved operating results and changes in capital spending and other working capital balances.

Taxpayer-supported debt is forecast to be $117.7 billion at the end of 2025/26, $315 million lower than the forecast in the First Quarterly Report. The decrease in debt level reflects a $390 million improvement in operating results, $763 million lower capital spending, offset by an increase in cash and other working capital balances of $761 million.

The lower debt forecast along with a higher GDP level has resulted in a 0.2 percentage point improvement in the taxpayer-supported debt-to-GDP ratio from the First Quarterly Report; it is forecast to end the year at 26.4 per cent.

12 |	2025/26 Second Quarterly Report

Updated Financial Forecast

Table 1.5 2025/26 Provincial Debt Update [1]
	($millions)
	Q1	Q2	Total
	Update	Update	Changes
Taxpayer-supported debt forecast at Budget 2025	118,719		118,719
Taxpayer-supported debt at the First Quarterly Report		117,992
Changes:
Higher debt level from 2024/25	1,378	—	1,378
Changes in operating results	665	(390)	275
Non-cash items	66	(8)	58
Changes in cash balances [2]	(1,667)	104	(1,563)
Changes in commercial Crown corporations' retained earnings	(4)	78	74
Changes in other working capital balances [3]	569	657	1,226
Lower taxpayer-supported capital spending	(710)	(763)	(1,473)
Change in debt level for social housing projects	(1,024)	7	(1,017)
Total taxpayer-supported changes	(727)	(315)	(1,042)
Taxpayer-supported debt - updated forecast	117,992	117,677	117,677

Self-supported debt forecast at Budget 2025	37,913		37,913
Self-supported debt at the First Quarterly Report		37,381
Changes:
Higher debt level from 2024/25	(517)	—	(517)
Lower capital spending	(10)	(14)	(24)
Changes in internal financing	(5)	42	37
Total self-supported changes	(532)	28	(504)
Self-supported debt - updated forecast	37,381	37,409	37,409
2025/26 provincial debt at the First Quarterly Report	155,373
2025/26 provincial debt at the Second Quarterly Report		155,086	155,086

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest and foreign exchange adjustments, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.
[2]	Reflects changes in cash balances at April 1, 2025 and includes all cash balances from the Consolidated Revenue Fund, School Districts, Universities, Colleges, Health Authorities, Hospital Societies and other taxpayer-supported agencies.
[3]	Changes in other working capital balances include changes in accounts receivables, accounts payable, accrued liabilities, deferred revenue, investments, restricted assets and other assets.

Self-supported debt is forecast at $37.4 billion by the end of 2025/26, an increase of $28 million from the First Quarterly Report.

While B.C.’s taxpayer-supported debt is expected to increase by $21.2 billion over the year, the Province is able to borrow at relatively low interest rates. The Province’s taxpayer-supported interest bite is forecast at 5.0 cents per dollar of revenue.

2025/26 Second Quarterly Report	| 13

Updated Financial Forecast

Chart 1.2  Debt Affordability

Interest Bite for Taxpayer-Supported Debt

(cents per dollar of revenue) 1

1 The ratio of interest costs (less sinking fund interest) to revenue. Figures include capitalized interest expense in order to provide a more comparable measure to outstanding debt.

Further details on provincial debt are shown in Table 1.12.

Total provincial debt is presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking fund investments and unamortized discounts, excludes accrued interest and foreign exchange adjustments and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province. The reconciliation between provincial debt and the financial statement debt is shown in Table 1.13.

14 |	2025/26 Second Quarterly Report

Updated Financial Forecast

Risks to the Fiscal Forecast

The major risks to B.C.’s updated economic forecast include a worsening trade conflict, a stagnant housing market, and an ongoing climate of global uncertainty that weakens investment. Other risks include immigration and population volatility, commodity price instability, renewed price pressures leading to elevated interest rates, and climate change impacts.

Personal and corporate income tax assessments take over one year to finalize. This data lag can cause volatility in revenue projections. Property transfer tax and provincial sales tax revenues are impacted by the number of residential transactions, average home sale prices and the amount of taxable purchases of goods and services. Natural resource revenues are affected by international commodity prices, and the health of B.C.’s major trading partners. These and other factors affecting own source revenues are risks that may result in changes to the current forecast.

The spending forecast contained in the fiscal plan is based on ministry and service delivery agency plans. Risks include changes in planning assumptions such as demand for government services in the health care, education, and community social services sectors, as well as costs associated with fighting forests fires and responding to floods and other natural disasters.

Capital spending may be influenced by several factors including design development, procurement activity, labour shortages, ongoing supply chain issues, inflation, weather, geotechnical conditions and interest rates, which may affect costs and/or schedules.

As a result of these uncertainties, the actual operating result, capital spending and debt figures may differ from the current forecast. Government will update the fiscal outlook in the third quarterly report.

The potential fiscal impacts from these risks may be partly offset by the $4.0 billion allocation in the Contingencies Vote and by assuming lower growth assumptions than the private sector for B.C.’s major trading partners in 2026.

2025/26 Second Quarterly Report	| 15

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Updated Financial Forecast

Supplementary Schedules

The following tables provide the financial results for the six months ended September 30, 2025 and the 2025/26 full-year forecast.

Table 1.6 2025/26 Operating Statement

	Year-to-Date to September 30				Full Year
	2025/26			Actual	2025/26			Actual
($millions)	Budget	Actual	Variance	2024/25	Budget	Forecast	Variance	2024/25
Revenue	41,165	43,396	2,231	41,184	84,003	83,776	(227)	84,046
Expense	(46,080)	(44,156)	1,924	(42,581)	(94,915)	(94,963)	(48)	(91,393)
Surplus (deficit)	(4,915)	(760)	4,155	(1,397)	(10,912)	(11,187)	(275)	(7,347)
Accumulated surplus (deficit) beginning of the year before remeasurement gains (losses)	(10,348)	(8,560)	1,788	(1,213)	(10,348)	(8,560)	1,788	(1,213)
Accumulated surplus (deficit) before remeasurement gains (losses)	(15,263)	(9,320)	5,943	(2,610)	(21,260)	(19,747)	1,513	(8,560)
Effect of remeasurement gains (losses)	(408)	(1,189)	(781)	(767)	(408)	(416)	(8)	(1,450)
Accumulated surplus (deficit) end of period	(15,671)	(10,509)	5,162	(3,377)	(21,668)	(20,163)	1,505	(10,010)

2025/26 Second Quarterly Report	| 17

Updated Financial Forecast

Table 1.7 2025/26 Revenue by Source

	Year-to-Date to September 30				Full Year
	2025/26			Actual	2025/26			Actual
($millions)	Budget	Actual	Variance	2024/25 [1]	Budget	Forecast	Variance	2024/25
Taxation
Personal income	8,768	8,759	(9)	8,291	17,751	18,502	751	17,026
Corporate income	4,143	5,387	1,244	4,966	6,209	7,185	976	8,262
Employer health	1,580	1,563	(17)	1,569	3,147	3,100	(47)	3,056
Sales [2]	5,594	5,469	(125)	5,397	10,961	10,687	(274)	10,363
Fuel	480	518	38	518	950	1,014	64	979
Carbon [3]	1,499	99	(1,400)	1,172	3,046	225	(2,821)	2,606
Tobacco	243	168	(75)	242	450	350	(100)	412
Property	1,993	1,936	(57)	1,898	4,025	4,061	36	3,837
Property transfer	1,246	938	(308)	1,135	2,247	1,850	(397)	2,005
Insurance premium and other	439	449	10	431	913	935	22	900
	25,985	25,286	(699)	25,619	49,699	47,909	(1,790)	49,446
Natural resource
Natural gas royalties	416	327	(89)	273	920	854	(66)	672
Forests	251	226	(25)	251	639	528	(111)	514
Other natural resource revenues [4]	717	550	(167)	723	1,438	1,166	(272)	1,230
	1,384	1,103	(281)	1,247	2,997	2,548	(449)	2,416
Other revenue
Post-secondary education fees	1,087	1,038	(49)	1,158	2,733	2,669	(64)	2,911
Other Fees and licenses [5]	1,206	1,214	8	1,254	2,539	2,603	64	2,557
Investment earnings	869	987	118	1,175	1,815	1,757	(58)	2,159
Miscellaneous [6]	2,265	5,436	3,171	2,456	4,932	7,642	2,710	5,460
	5,427	8,675	3,248	6,043	12,019	14,671	2,652	13,087
Contributions from the federal government
Health and social transfers	4,956	4,958	2	4,743	9,911	9,822	(89)	9,542
Other federal government contributions [7]	1,928	1,429	(499)	1,526	5,366	4,934	(432)	4,765
	6,884	6,387	(497)	6,269	15,277	14,756	(521)	14,307
Commercial Crown corporation net income
BC Hydro	(42)	(8)	34	114	712	712	—	587
Liquor Distribution Branch	540	538	(2)	580	1,027	903	(124)	1,094
BC Lottery Corporation [8]	594	619	25	644	1,279	1,288	9	1,295
ICBC	295	695	400	574	800	800	—	1,653
Other [9]	98	101	3	94	193	189	(4)	161
	1,485	1,945	460	2,006	4,011	3,892	(119)	4,790
Total revenue	41,165	43,396	2,231	41,184	84,003	83,776	(227)	84,046

[1]	Restated to reflect government's current accounting policies.

[2]	Includes provincial sales tax and HST/PST housing transition tax related to prior years.

[3]	Includes Carbon tax revenue in 2024/25 and in 2025/26 includes only revenue related to output based pricing system.

[4]	Columbia River Treaty, other energy and minerals, water rental and other resources.

[5]	Healthcare-related, motor vehicle, and other fees.

[6]	Includes reimbursements for health care and other services provided to external agencies, other recoveries, and an estimate of net revenue related to the tobacco settlement.

[7]	Includes contributions for health, education, community development, housing and social service programs, and transportation projects.

[8]	Net of payments to the federal government and payments to the BC First Nations Gaming Revenue Sharing Limited Partnership in accordance with section 14.3 of the Gaming Control Act (B.C.).

[9]	Includes Columbia Power Corporation, BC Railway Company, Columbia Basin power projects, and post-secondary institutions' self-supported subsidiaries.

18 |	2025/26 Second Quarterly Report

Updated Financial Forecast

Table 1.8    2025/26 Expense by Ministry, Program and Agency 1

	Year-to-Date to September 30				Full Year
	2025/26			Actual	2025/26			Actual
($millions)	Budget	Actual	Variance	2024/25 [1]	Budget	Forecast	Variance	2024/25
Office of the Premier	9	8	(1)	8	18	18	-	16
Agriculture and Food	68	66	(2)	145	154	154	-	348
Attorney General	442	594	152	471	901	901	-	914
Children and Family Development	1,252	1,271	19	1,198	2,443	2,443	-	2,430
Citizens' Services	344	363	19	398	714	714	-	764
Education and Child Care	5,075	5,076	1	4,907	9,828	9,832	4	9,796
Emergency Management and Climate Readiness	29	69	40	74	125	125	-	436
Energy and Climate Solutions	36	44	8	43	112	112	-	558
Environment and Parks	108	151	43	166	221	230	9	273
Finance	652	561	(91)	503	1,540	1,585	45	2,702
Forests	483	747	264	862	911	1,398	487	1,448
Health	18,786	17,204	(1,582)	16,234	35,136	35,136	-	33,518
Housing and Municipal Affairs	963	960	(3)	817	1,542	1,542	-	1,742
Indigenous Relations and Reconciliation	84	208	124	223	187	187	-	298
Infrastructure	39	31	(8)	23	55	55	-	52
Jobs and Economic Growth	33	67	34	67	90	90	-	187
Labour	12	12	-	18	26	26	-	41
Mining and Critical Minerals	29	124	95	31	61	75	14	70
Post-Secondary Education and Future Skills	1,812	1,812	-	1,838	3,516	3,516	-	3,520
Public Safety and Solicitor General	559	580	21	572	1,126	1,126	-	1,159
Social Development and Poverty Reduction	2,876	2,849	(27)	2,666	5,747	5,747	-	5,176
Tourism, Arts, Culture and Sport	91	94	3	98	191	191	-	230
Transportation and Transit	587	561	(26)	545	1,192	1,192	-	1,465
Water, Land and Resource Stewardship	96	183	87	132	221	221	-	353
Total ministries and Office of the Premier	34,465	33,635	(830)	32,039	66,057	66,616	559	67,496
Management of public funds and debt	1,380	1,334	(46)	1,133	2,762	2,902	140	2,343
Contingencies Vote	-	-	-	-	4,000	4,000	-	1
Funding for capital expenditures	2,176	1,807	(369)	1,549	7,259	6,205	(1,054)	4,438
Refundable tax credit transfers	1,723	1,503	(220)	1,673	3,408	2,849	(559)	3,047
Legislative Assembly and other appropriations	120	104	(16)	117	243	243	-	299
Total appropriations	39,864	38,383	(1,481)	36,511	83,729	82,815	(914)	77,624
Elimination of transactions between appropriations [2]	(12)	(11)	1	-	(24)	(24)	-	(29)
Prior year liability adjustments	-	-	-	-	-	-	-	(226)
Consolidated revenue fund expense	39,852	38,372	(1,480)	36,511	83,705	82,791	(914)	77,369
Expenses recovered from external entities	2,738	2,399	(339)	2,522	6,221	6,043	(178)	6,762
Elimination of funding provided to service delivery agencies	(24,479)	(23,086)	1,393	(22,175)	(52,755)	(51,687)	1,068	(48,523)
Total direct program spending	18,111	17,685	(426)	16,858	37,171	37,147	(24)	35,608
Service delivery agency expense
School districts	4,080	4,172	92	3,990	9,361	9,399	38	9,269
Universities	3,488	3,426	(62)	3,367	7,333	7,272	(61)	6,978
Colleges and institutes	909	885	(24)	911	1,849	1,856	7	1,911
Health authorities and hospital societies	15,631	14,661	(970)	13,794	30,509	30,513	4	29,123
Other service delivery agencies	3,861	3,327	(534)	3,661	8,992	9,076	84	8,504
Total service delivery agency expense	27,969	26,471	(1,498)	25,723	58,044	58,116	72	55,785
Subtotal expense	46,080	44,156	(1,924)	42,581	95,215	95,263	48	91,393
Expenditure management	-	-	-	-	(300)	(300)	-	-
Total expense	46,080	44,156	(1,924)	42,581	94,915	94,963	48	91,393

[1]	Restated to reflect government's organization and accounting policies as at September 30, 2025. This does not reflect changes as a result of the government reorganization on October 1, 2025.

[2]	Reflects payments made under an agreement where an expense from a voted appropriation is recorded as revenue by a special account.

2025/26 Second Quarterly Report	| 19

Updated Financial Forecast

Table 1.9    2025/26 Expense by Function

	Year-to-Date to September 30				Full Year
	2025/26			Actual	2025/26			Actual
($millions)	Budget	Actual	Variance	2024/25 [1]	Budget	Forecast	Variance	2024/25
Health [2]	21,386	19,461	(1,925)	18,319	39,047	39,203	156	38,182
Education [3]	9,210	9,202	(8)	8,910	19,849	19,850	1	19,609
Social services	5,512	5,356	(156)	5,219	11,336	10,607	(729)	10,922
Protection of persons and property	1,270	1,318	48	1,361	2,672	2,675	3	3,183
Transportation	1,278	1,304	26	1,152	2,897	2,761	(136)	2,933
Natural resources and economic development	1,937	2,557	620	2,729	4,567	4,874	307	6,165
Other [4]	1,952	1,515	(437)	1,566	3,423	3,523	100	4,022
Contingencies Vote [5]	-	-	-	-	4,000	4,000	-	-
General government	1,058	1,139	81	1,168	2,064	2,378	314	2,132
Debt servicing	2,477	2,304	(173)	2,157	5,060	5,092	32	4,245
Total expense	46,080	44,156	(1,924)	42,581	94,915	94,963	48	91,393

[1]	Restated to reflect government's current organization and accounting policies as at September 30, 2025.
[2]	Payments for healthcare services by the Ministry of Social Development and Poverty Reduction and the Ministry of Children and Family Development made on behalf of their clients are reported in the Health function.
[3]	Payments for training costs by the Ministry of Social Development and Poverty Reduction made on behalf of its clients are reported in the Education function.
[4]	The forecast and full-year budget includes the expenditure management savings target of $300 million for 2025/26.
[5]	Contingencies for the prior fiscal year are reported in the relevant functions; the current year forecast is not yet allocated to functions.

20 |	2025/26 Second Quarterly Report

Updated Financial Forecast

Table 1.10    2025/26 Capital Spending

	Year-to-Date to September 30				Full Year
	2025/26			Actual	2025/26			Actual
($millions)	Budget	Actual	Variance	2024/25	Budget	Forecast	Variance	2024/25
Taxpayer-supported
Education
School districts	767	770	3	610	1,508	1,496	(12)	1,199
Post-secondary institutions	700	498	(202)	626	1,708	1,634	(74)	1,527
Health	1,331	912	(419)	857	5,009	4,249	(760)	3,226
BC Transportation Financing Authority	2,609	2,049	(560)	1,551	5,069	4,398	(671)	3,013
BC Transit	90	117	27	47	289	332	43	151
Government ministries	240	130	(110)	172	653	651	(2)	468
Social housing [1]	398	345	(53)	270	888	883	(5)	603
Other	111	11	(100)	85	250	258	8	192
Total taxpayer-supported	6,246	4,832	(1,414)	4,218	15,374	13,901	(1,473)	10,379
Self-supported
BC Hydro	2,151	1,818	(333)	2,088	4,469	4,469	-	4,015
Columbia Basin power projects [2]	9	5	(4)	6	18	18	-	16
BC Railway Company	3	2	(1)	3	5	5	-	4
ICBC	24	18	(6)	22	199	187	(12)	43
BC Lottery Corporation [3]	57	21	(36)	33	105	98	(7)	100
Liquor Distribution Branch	18	4	(14)	10	32	27	(5)	22
Other [4]	-	-	-	-	-	-	-	202
Total self-supported	2,262	1,868	(394)	2,162	4,828	4,804	(24)	4,402
Total capital spending	8,508	6,700	(1,808)	6,380	20,202	18,705	(1,497)	14,781

[1]	Includes BC Housing Management Commission (BCHMC).
[2]	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.
[3]	Excludes right-of-use assets except for 2024/25 full year actual.
[4]	Includes post-secondary institutions' self-supported subsidiaries.

2025/26 Second Quarterly Report	| 21

Updated Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2025/26 First Quarterly Report released on September 15, 2025.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($millions)	Completion	Sept. 30, 2025	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Schools
Centennial Secondary [2]	2017	60	1	61	61	-	-	-
New Westminster Secondary [2]	2021	98	9	107	107	-	-	-
Quesnel Junior School [2]	2022	48	1	49	49	-	-	-
Stitó:s Lá:lém totí:lt Elementary Middle School [2]	2022	53	1	54	49	-	-	5
Coast Salish Elementary [2]	2023	28	10	38	33	-	-	5
Burnaby North Secondary [2]	2024	117	-	117	108	-	-	9
Eric Hamber Secondary [2]	2024	94	12	106	94	-	-	12
Victoria High School [2]	2024	100	-	100	97	-	-	3
Cedar Hill Middle	2025	38	16	54	50	-	-	4
Cowichan Secondary [2]	2025	85	1	86	84	-	-	2
Henry Hudson Elementary	2025	36	24	60	49	-	-	11
North East Latimer Elementary	2025	32	20	52	52	-	-	-
Burke Mountain Secondary	2026	80	80	160	135	-	-	25
Carson Elementary	2026	27	34	61	61	-	-	-
New Cloverley Elementary	2026	25	39	64	61	-	-	3
Sníne Elementary
- (formerly Pineview Valley Elementary)	2026	27	38	65	65	-	-	-
George Pringle Secondary
- (formerly Westside Secondary)	2027	56	68	124	121	-	-	3
La Vallée (Pemberton) Elementary	2027	12	54	66	66	-	-	-
New East Side Elementary	2027	3	56	59	59	-	-	-
Prince Rupert Middle	2027	13	114	127	127	-	-	-
Smith Middle and Secondary	2027	9	297	306	306	-	-	-
Cameron Elementary	2028	2	66	68	68	-	-	-
Guildford Park Secondary	2028	3	62	65	60	-	-	5
John Diefenbaker Elementary	2028	2	51	53	53	-	-	-
Mission Secondary	2028	1	175	176	175	-	-	1
Montgomery Middle	2028	1	86	87	87	-	-	-
Pitt Meadows Secondary	2028	1	143	144	144	-	-	-
Tamanawis Secondary	2028	3	54	57	52	-	-	5
Clayton Heights Secondary	2029	-	90	90	89	-	-	1
Fleetwood Park Secondary	2029	1	78	79	79	-	-	-
Olympic Village Elementary	2029	1	150	151	151	-	-	-
Simcoe Elementary	2029	-	65	65	65	-	-	-
Burtch Road Middle School	2030	-	101	101	101	-	-	-
North Langford Secondary	2030	-	219	219	219	-	-	-
Seismic mitigation program [3]	2030	1,861	165	2,026	2,026	-	-	-
Total schools	2,917	2,380	5,297	5,203	-	-	94
Post-secondary institutions
University of Victoria – Student Housing [2]	2023	243	-	243	128	-	-	115
Okanagan College – Student Housing [2]	2024	72	1	73	73	-	-	-
British Columbia Institute of Technology
–Student Housing [2]	2025	143	1	144	129	-	-	15
Capilano University – Student Housing	2025	37	21	58	41	-	-	17

Post-secondary institutions projects are continued on the next page

22 |	2025/26 Second Quarterly Report

Updated Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2025/26 First Quarterly Report released on September 15, 2025.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($millions)	Completion	Sept. 30, 2025	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Post-secondary institutions projects continued
North Island College – Student Housing [2]	2025	70	8	78	76	-	-	2
Royal Roads University – West Shore Learning Centre [2]	2025	102	6	108	88	-	-	20
Simon Fraser University
–Digital Research Infrastructure Refresh - CEDAR [2]	2025	88	2	90	25	-	44	21
The University of British Columbia
–Recreation Centre North [2]	2025	72	1	73	-	-	-	73
–School of Biomedical Engineering [2]	2025	137	2	139	25	-	-	114
– The Gateway Building	2025	185	10	195	-	-	-	195
University of the Fraser Valley – Student Housing	2025	86	19	105	88	-	-	17
The University of British Columbia
– x̌əl sic snpax̌nwixʷtn - UBCO	2026	66	53	119	-	-	-	119
University of Victoria
– Engineering and Computer Science Building Expansion	2026	55	95	150	97	-	-	53
Capilano University – Squamish Student Housing	2027	53	2	55	48	-	-	7
Douglas College – Academic and Student Housing	2027	79	253	332	232	-	-	100
Okanagan College – Centre for Food, Wine and Tourism	2027	2	55	57	52	-	-	5
Simon Fraser University – Student Housing Phase 3	2027	16	181	197	132	-	-	65
The University of British Columbia
– Sauder School of Business Power House Expansion	2027	24	127	151	-	-	-	151
– UBCO Downtown Kelowna Project	2027	-	54	54	-	-	-	54
Vancouver Island University – Student Housing and Dining	2027	24	83	107	106	-	-	1
British Columbia Institute of Technology
– Trades and Technology Complex	2028	13	205	218	186	-	1	31
Camosun College - Student Housing	2028	1	154	155	152	-	-	3
Vancouver Community College
– Centre for Clean Energy & Automotive Innovation	2028	58	257	315	295	-	-	20
University of Victoria – Student Housing Expansion	2029	-	178	178	121	-	-	57
The University of British Columbia
– Student Housing - Lower Mall Precinct	2029	6	554	560	300	-	-	260
Kwantlen Polytechnic University
– Student Housing and Dining	2029	-	143	143	118	-	-	25
Simon Fraser University
– Medical School Permanent Facility	2030	-	521	521	496	-	-	25
The University of British Columbia
– Canada's Immuno-Engineering and Biomanufacturing
Hub: Advanced Therapeutics Manufacturing Facility	2030	6	64	70	22	-	42	6
Total post-secondary institutions		1,638	3,050	4,688	3,030	-	87	1,571
Health facilities
Red Fish Healing Centre for Mental Health and Addiction - θəqiʔ ɫəwʔənəq leləm [2]	2021	130	1	131	131	-	-	-
Clinical and Systems Transformation	2025	844	-	844	702	-	-	142
iHealth Project – Vancouver Island Health Authority [2]	2025	165	-	165	55	-	-	110
Lions Gate Hospital – New Acute Care Facility [2]	2025	293	33	326	160	-	-	166

Health projects are continued on the next page

2025/26 Second Quarterly Report	| 23

Updated Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2025/26 First Quarterly Report released on September 15, 2025.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept. 30, 2025	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Health projects continued
Mills Memorial Hospital Replacement [2]	2025	625	8	633	510	-	-	123
Nanaimo Regional General Hospital						-	-
– ICU/HAU Redevelopment	2025	45	15	60	22	-	-	38
Stuart Lake Hospital Replacement [2]	2025	149	9	158	140	-	-	18
Surrey Memorial Hospital						-	-
– Hemodialysis Renal Centre	2026	37	48	85	84	-	-	1
– Interventional Cardiology and Interventional Radiology	2026	24	73	97	97	-	-	-
Royal Columbian Hospital Redevelopment Phases 2 & 3	2026	935	314	1,249	1,184	-	-	65
University Hospital of Northern BC Redevelopment Phase 1 – Site Preparation	2026	41	62	103	62	-	-	41
Burnaby Hospital Redevelopment – Phase 1	2027	374	259	633	599	-	-	34
Campbell River Long-Term Care	2027	1	133	134	80	-	-	54
Cowichan District Hospital Replacement	2027	724	722	1,446	1,148	-	-	298
Dawson Creek and District Hospital Replacement	2027	388	202	590	413	-	-	177
Immunization BC Digital Platform	2027	64	11	75	75	-	-	-
Nanaimo Long-Term Care	2027	2	284	286	172	-	-	114
New St. Paul's Hospital	2027	1,696	484	2,180	1,327	-	-	853
Richmond Long-Term Care	2027	1	177	178	178	-	-	-
Royal Inland Hospital Phil and Jennie Gaglardi Tower
– Direct procurement	2027	132	70	202	112	-	-	90
– P3 contract	2022	288	-	288	-	164	-	124
Western Communities Long-Term Care	2027	2	222	224	157	-	-	67
Abbotsford Long-Term Care	2028	25	186	211	157	-	-	54
Centre for Children and Youth Living with Health Complexity	2028	51	259	310	224	-	-	86
Delta Long-Term Care	2028	10	170	180	162	-	-	18
East Kootenay Regional Hospital						-	-
– Oncology and Renal Redevelopment	2028	-	59	59	-	-	-	59
Fort St. John Long-Term Care	2028	-	155	155	109	-	-	46
Kamloops Cancer Centre	2028	4	382	386	341	-	-	45
Nanaimo Cancer Centre	2028	18	311	329	307	-	-	22
St. Vincent's Heather Long-Term Care	2028	21	288	309	309	-	-	-
Cariboo Memorial Hospital Redevelopment	2029	176	191	367	257	-	-	110
Chilliwack Long-Term Care	2029	7	267	274	246	-	-	28
Cottonwoods Long-Term Care Replacement	2029	1	186	187	112	-	-	75
New Surrey Hospital and BC Cancer Centre	2029	918	1,963	2,881	2,816			65
St. Paul's Hospital Clinical Support and Research Centre	2029	69	721	790	476	-	-	314
Vancouver General Hospital – Operating Rooms Renewal - Phase 2	2029	105	318	423	396	-	-	27
Burnaby Hospital Redevelopment – Phase 2 and BC Cancer Centre	2030	34	1,781	1,815	1,771	-	-	44
Dr. F.W. Green Memorial Home	2030	3	233	236	143	-	-	93
Squamish (Hilltop) Long-Term Care	2030	-	286	286	286	-	-	-
University Hospital of Northern BC Redevelopment Phase 2 – Acute Care Tower	2031	3	1,576	1,579	1,246	-	-	333
Richmond Hospital Redevelopment	2033	36	1,923	1,959	1,889	-	-	70
Total health facilities		8,441	14,382	22,823	18,655	164	-	4,004

24 |	2025/26 Second Quarterly Report

Updated Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2025/26 First Quarterly Report released on September 15, 2025.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept. 30, 2025	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Transportation
Highway 99 10-Mile Slide [2]	2021	83	5	88	88	-	-	-
Highway 4 Kennedy Hill Safety Improvements [2]	2022	57	10	67	53		14	-
Highway 91 to Highway 17 and Deltaport Way Corridor improvements [2]	2023	250	10	260	87	-	82	91
West Fraser Road Realignment [2]	2023	84	10	94	82	-	12	-
Highway 1 Corridor – Falls Creek [2]	2024	86	57	143	59	-	84	-
Highway 1 Kicking Horse Canyon Phase 4 [2]	2024	594	7	601	386	-	215	-
Highway 1 Quartz Creek Bridge Replacement [2]	2024	103	16	119	69	-	50	-
Highway 5 Corridor [2]	2024	250	100	350	111	-	239	-
BC Transit Victoria HandyDART Facility [2]	2025	73	11	84	41	-	21	22
Highway 1 Chase Four-Laning [4]	2025	153	43	196	184	-	12	-
Highway 1 Corridor – Nicomen Bridge [2]	2025	90	54	144	64	-	80	-
Highway 7 Widening – 266th St. to 287th St.	2025	91	39	130	101	-	29	-
Highway 17 Keating Cross Overpass	2025	60	17	77	58	-	17	2
Highway 99 / Steveston Interchange,Transit & Cycling Improvements	2025	81	56	137	137	-	-	-
Pattullo Bridge Replacement	2025	1,159	478	1,637	1,637	-	-	-
Blackwater North Fraser Slide	2026	15	188	203	192	-	11	-
Cottonwood Hill at Highway 97 Slide	2026	31	304	335	313	-	22	-
Highway 1 Corridor – Tank Hill	2026	113	180	293	218	-	75	-
Highway 1 Ford Road to Tappen Valley Road Four-Laning	2026	171	72	243	161	-	82	-
Highway 1 Salmon Arm West [5]	2026	93	47	140	109	-	31	-
Highway 8 Corridor	2026	40	190	230	220	-	10	-
Highway 95 Bridge Replacement	2026	36	54	90	61	-	29	-
Kootenay Lake ferry service upgrade	2026	81	36	117	100	-	17	-
Quesnel-Hydraulic Road Slide	2026	1	79	80	80	-	-	-
Broadway Subway [6]	2027	2,008	946	2,954	1,957	-	897	100
Highway 1 Bus on Shoulder McKenzie to Colwood Interchange	2027	11	84	95	68	-	27	-
Highway 1 Goldstream Safety Improvements	2027	18	144	162	162	-	-	-
Highway 1 Jumping Creek to MacDonald	2027	89	156	245	199	-	46	-
Highway 1 R.W. Bruhn Bridge	2027	105	155	260	169	-	91	-
Highway 1 Sackum Overhead Bridge Replacement	2027	8	85	93	93	-	-	-
Highway 1 Selkirk	2027	21	108	129	97	-	32	-
Belleville Terminal Redevelopment	2028	39	377	416	371	-	45	-
Highway 1 Fraser Valley Corridor Improvements 264th St. to Mount Lehman Road	2028	402	1,848	2,250	2,250	-	-	-
Highway 1 216th St. to 264th St. widening	2029	142	338	480	383	-	97	-
Surrey Langley SkyTrain Project	2029	1,687	4,309	5,996	4,441	-	1,306	249
Fraser River Tunnel Project [7]	2030	327	3,821	4,148	4,148	-	-	-
Highway 1 Fraser Valley Corridor Improvements Mount Lehman Road to Highway 11	2031	84	2,567	2,651	2,651	-	-	-
Total transportation		8,736	17,001	25,737	21,600	-	3,673	464

2025/26 Second Quarterly Report	| 25

Updated Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2025/26 First Quarterly Report released on September 15, 2025.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept. 30, 2025	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Housing
Stanley New Fountain [2]	2023	78	-	78	9	-	-	69
58 W Hastings [2]	2024	154	6	160	67	-	21	72
Vancouver Parkside	2025	51	3	54	54	-	-	-
1015 Hastings St. Development	2025	122	29	151	95	-	37	19
320 Hastings St. E. Redevelopment	2025	66	20	86	49	-	5	32
128 to 134 East Cordova St.	2026	65	101	166	36	-	27	103
1410 E King Edward Ave	2026	3	76	79	73	-	-	6
296 Angela Drive	2027	130	91	221	150	-	42	29
2086-2098 W 7th Ave	2028	3	105	108	92	-	-	16
Clark & 1st Ave	2028	38	150	188	32	-	121	35
1451 Bertram St	2029	1	119	120	120	-	-
926 & 930 Pandora Ave	2029	5	148	153	132	-	6	15
Total housing		716	848	1,564	909	-	259	396
Other taxpayer-supported
Nanaimo Correctional Centre Replacement [2]	2024	180	1	181	181	-	-	-
FIFA World Cup 2026 - Stadium Capital Improvements	2026	49	60	109	109	-	-	-
Provincial Archives, Research and Collections Campus (formerly RBCM Collections and Research Building)	2026	199	71	270	270	-	-	-
Connect the Basin – high-speed internet infrastructure	2027	3	73	76	43	-	29	4
Plant and Animal Health Centre	2031	-	496	496	496	-	-	-
Total other taxpayer-supported		431	701	1,132	1,099	-	29	4
Total taxpayer-supported		22,879	38,362	61,241	50,496	164	4,048	6,533
Power generation and transmission
BC Hydro
– Mica replace units 1-4 generator transformers project [2]	2022	85	4	89	89	-	-	-
– Various Sites - NERC Critical Infrastructure Protection implementation project for cyber assets [2]	2023	55	-	55	55	-	-	-
– Lake Buntzen 1 Coquitlam tunnel gates refurbishment project [2]	2023	65	9	74	74	-	-	-
– Wahleach refurbish generator project [2]	2023	58	3	61	61	-	-	-
– Bridge River 1 - penstock concrete foundation refurbishment project [2]	2024	61	2	63	63	-	-	-
– Capilano substation upgrade project [2]	2024	75	2	77	77	-	-	-
– G.M. Shrum G1 to 10 control system upgrade [2]	2024	72	4	76	76	-	-	-
– Natal - 60-138 kV switchyard upgrade project [2]	2025	76	9	85	85	-	-	-
– Site C project [2,8]	2025	14,693	1,307	16,000	16,000	-	-	-
– Vancouver Island radio system project	2025	54	4	58	57	-	-	1
– Various Sites - EV charging infrastructure implementation program	2025	72	1	73	55	-	10	8
– 2L143 - cable replacement project	2026	20	80	100	100	-	-	-
– 2L333 - load interconnection - Enbridge APP CS16	2026	51	81	132	71	-	15	46
– Cheakamus recoat units 1 and 2 penstocks (interior and exterior) project	2026	43	10	53	53	-	-	-
– Comox - Puntledge flow control improvements project	2026	45	8	53	53	-	-	-
– Fort Nelson - regional reliability improvement project	2026	24	34	58	58	-	-	-

Power generation and transmission projects are continued on the next page

26 |	2025/26 Second Quarterly Report

Updated Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2025/26 First Quarterly Report released on September 15, 2025.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept. 30, 2025	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Power generation and transmission projects continued
– Mainwaring station upgrade project	2026	90	64	154	154	-	-	-
– Mica townsite apartment accommodation project	2026	33	34	67	67	-	-	-
– Ruskin - left abutment slope sinkhole remediation project	2026	76	53	129	129	-	-	-
– 1L037 Jervis and Agamemnon crossings project	2027	8	56	64	64	-	-	-
– 1L243 transmission load increase (HVC) project	2027	21	121	142	139	-	-	3
– Distribution design modernization project	2027	11	43	54	54	-	-	-
– Fleetwood - Distribution load interconnection (SLS Servicing) project	2027	24	134	158	77	-	-	81
– Kimberley to Marysville - substation relocation project	2027	6	67	73	73	-	-	-
– Long Lake terminal station - transmission load interconnection project	2027	26	54	80	79	-	-	1
– Materials classification facility project	2027	32	44	76	76	-	-	-
– Minette - transmission load interconnection project	2027	19	53	72	52	-	-	20
– Sperling substation metalclad switchgear replacement project	2027	63	13	76	76	-	-	-
– Clayburn - substation upgrade (2nd phase) project	2028	4	53	57	57	-	-	-
– Ladore spillway seismic upgrade project	2028	87	286	373	373	-	-	-
– Mica - U1 - U4 circuit breaker and iso-phase bus replacement project	2028	33	143	176	176	-	-	-
– Northwest - substations outage mitigation project	2028	26	63	89	87	-	-	2
– Peace to Kelly Lake stations sustainment project	2028	136	208	344	344	-	-	-
– Prince George to Terrace capacitors project	2028	210	372	582	481	-	97	4
– Treaty Creek Terminal - transmission load interconnection (KSM) project	2028	92	76	168	81	-	-	87
– Burrard switchyard - control building upgrade project	2029	6	51	57	57	-	-	-
– John Hart dam seismic upgrade project	2029	411	501	912	912	-	-	-
– Kootenay Canal modernize controls project	2029	27	34	61	61	-	-	-
– Mount Pleasant substation - transformer and feeder sections addition project	2029	2	88	90	90	-	-	-
– Victoria secondary network replacement project	2029	1	114	115	115	-	-	-
– Strathcona discharge upgrade project	2030	57	509	566	566	-	-	-
– Bridge River 1 replace units 1-4 generators/ - governors project	2032	29	284	313	313	-	-	-
Total power generation and transmission		17,079	5,076	22,155	21,780	-	122	253
Other self-supported
ICBC Head Office Relocation	2028	1	150	151	151	-	-	-
Total self-supported		17,080	5,226	22,306	21,931	-	122	253
Total projects over $50 million		39,959	43,588	83,547	72,427	164	4,170	6,786

[1]	Only projects that receive provincial funding and have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may highlight projects that still require final approval. Capital costs reflect current government accounting policy.

[2]	Assets have been put into service and only trailing costs remain.

[3]	The Seismic Mitigation Program consists of spending to date on Phase 2 of the program and may include spending on projects greater than $50 million included in the table.

[4]	Project is delivered in two segments, the Chase Creek Road to Chase West reached substantial completion in 2023 and the Chase West to Chase Creek Bridge is expected to complete in 2025.

[5]	Project is delivered in two segments, the Salmon Arm West 1st Ave to 10th Ave reached substantial completion in 2023 and the Salmon Arm West 10th Ave to 10th St. is expected to complete in 2026.

[6]	The Broadway Subway Project forecast and value of costs incurred to date include the City of Vancouver in-kind contribution of land rights, in keeping with the approved project budget. Under current government accounting, purchased intangible assets are given accounting recognition, and contributed intangible assets, such as land use rights or licenses are not.

[7]	The Fraser River Tunnel is forecasted to open to the public in 2030 with the removal of the existing tunnel to follow.

[8]	The approved project cost estimate (June 2021) is $16 billion, with an approved project in-service date of 2025. In August 2025, the sixth and final generating unit was placed in-service. Trailing costs and wrap-up work remain on the project. The anticipated project cost and costs to date include capital costs, charges subject to regulatory deferral and certain operating expenditures.

2025/26 Second Quarterly Report	| 27

Updated Financial Forecast

Table 1.12 2025/26 Provincial Debt 1

	Year-to-Date to September 30				Full Year
	2025/26			Actual	2025/26			Actual
($ millions)	Budget	Actual	Variance	2024/25	Budget	Forecast	Variance	2024/25
Taxpayer-supported debt
Provincial government
Operating	27,000	24,957	(2,043)	16,934	29,703	32,198	2,495	24,516
Capital [2]	48,340	47,402	(938)	42,503	52,268	51,700	(568)	45,539
Total provincial government	75,340	72,359	(2,981)	59,437	81,971	83,898	1,927	70,055
Taxpayer-supported entities
BC Transportation Financing Authority	26,500	25,702	(798)	22,893	29,775	28,479	(1,296)	24,078
Health authorities and hospital societies	2,362	2,310	(52)	2,363	2,287	2,282	(5)	2,333
Post-secondary institutions	980	992	12	910	984	985	1	976
Social housing [3]	1,937	1,334	(603)	1,209	2,584	1,567	(1,017)	1,237
Other	746	391	(355)	364	1,118	466	(652)	410
Total taxpayer-supported entities	32,525	30,729	(1,796)	27,739	36,748	33,779	(2,969)	29,034
Total taxpayer-supported debt	107,865	103,088	(4,777)	87,176	118,719	117,677	(1,042)	99,089
Self-supported debt	36,374	36,068	(306)	33,409	37,913	37,409	(504)	34,788
Total provincial debt	144,239	139,156	(5,083)	120,585	156,632	155,086	(1,546)	133,877

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest and foreign exchange adjustments, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.

[2]	Includes debt incurred by the government to fund the building of capital assets in the education, health, social housing and other sectors.

[3]	Includes debt incurred by BC Housing Management Commission (BCHMC) to fund investments in affordable housing. The debt forecast reflects projects that have been approved as of September 2025.

28 |	2025/26 Second Quarterly Report

Updated Financial Forecast

Table 1.13 2025/26 Statement of Financial Position

	Actual	Year-to-Date	Forecast
	March 31,	September 30,	March 31,
($ millions)	2025	2025	2026
Financial assets:
Cash and temporary investments	13,341	10,610	7,890
Other financial assets	24,071	26,277	26,401
Sinking funds	562	579	398
Investments in commercial Crown corporations:
Retained earnings	16,985	17,746	18,604
Recoverable capital loans	33,577	34,776	35,717
Total investments in commercial Crown corporations	50,562	52,522	54,321
Total financial assets	88,536	89,988	89,010
Liabilities:
Accounts payable, accrued liabilities and others	24,395	21,825	24,203
Deferred revenue	16,213	19,031	17,700
Debt:
Taxpayer-supported debt	99,089	103,088	117,677
Self-supported debt	34,788	36,068	37,409
Total provincial debt	133,877	139,156	155,086
Add: debt offset by sinking funds	562	579	398
Add: foreign exchange adjustments	2,434	2,196	1,464
Less: guarantees and non-guaranteed debt	(1,639)	(1,591)	(1,698)
Financial statement debt	135,234	140,340	155,250
Total liabilities	175,842	181,196	197,153
Net liabilities	(87,306)	(91,208)	(108,143)
Capital and other non-financial assets:
Tangible capital assets	72,736	76,029	83,359
Other non-financial assets	4,560	4,670	4,621
Total capital and other non-financial assets	77,296	80,699	87,980
Accumulated deficit	(10,010)	(10,509)	(20,163)

Changes in Financial Position

	Year-to-Date	Forecast
	September 30,	March 31,
($millions)	2025	2026
Deficit for the period	760	11,187
Change in remeasurement (gains) losses	(261)	(1,034)
Increase in accumulated deficit	499	10,153
Capital and other non-financial asset changes:
Taxpayer-supported capital investments	4,832	13,901
Less: amortization and other accounting changes	(1,539)	(3,278)
Increase in net capital assets	3,293	10,623
Increase (decrease) in other non-financial assets	110	61
Increase in capital and other non-financial assets	3,403	10,684
Increase in net liabilities	3,902	20,837
Investment and working capital changes:
Investment in commercial Crown corporations:
Increase in retained earnings	761	1,619
Self-supported capital investments	1,868	4,804
Less: loan repayments and other accounting changes	(669)	(2,664)
Increase in investment in commercial Crown corporations	1,960	3,759
Increase (decrease) in cash and temporary investments	(2,731)	(5,451)
Increase (decrease) in other working capital	1,975	871
Increase (decrease) in investment and working capital	1,204	(821)
Increase in financial statement debt	5,106	20,016
Change in sinking fund debt and foreign exchange adjustments	221	1,134
Increase (decrease) in guarantees and non-guaranteed debt	(48)	59
Increase in total provincial debt	5,279	21,209

2025/26 Second Quarterly Report	| 29

Updated Financial Forecast

Table 1.14 Material Assumptions – Revenue

	Budget	First	Second
Revenue Source and Assumptions	Estimate	Quarter	Quarter
($ millions unless otherwise specified)	2025/26	Forecast	Forecast	2025/26 Sensitivities
Personal income tax *	17,751	17,686	18,502
Current calendar year assumptions
Household income growth	4.1%	3.9%	3.5%	+/- 1 percentage point change in 2025 B.C.
Employee compensation growth	4.5%	4.0%	3.1%	household income growth equals +/- $180 to
Tax base growth	3.2%	2.9%	2.6%	$190 million in revenue
Average tax yield	6.32%	6.32%	6.48%
Current-year tax	17,115	17,074	17,445
Prior year's tax assessments	620	620	630
Unapplied taxes	150	150	150
B.C. Tax Reduction	(193)	(193)	(204)
Non-refundable B.C. tax credits	(160)	(160)	(166)
Policy neutral elasticity **	1.1	1.1	1.3	+/- 0.5 change in 2025 B.C. policy neutral
Fiscal year assumptions				elasticity equals +/- $340 to $360 million
Prior-year adjustment	-	(10)	465

2024 Tax-year	2024 Assumptions
Household income growth	6.8%	6.6%	7.3%
Tax base growth	7.4%	7.4%	7.4%	+/- 1 percentage point change in 2024 B.C.
Average 2024 tax yield	6.27%	6.27%	6.40%	household or taxable income growth equals
2024 tax	16,460	16,460	16,800	+/- $190 to $200 million one-time effect
2023 & prior year's tax assessments	610	610	650	(prior-year adjustment) and could result in an
Unapplied taxes	150	150	150	additional +/- $160 to $170 million base change
B.C. Tax Reduction	(189)	(189)	(200)	in 2025/26
Non-refundable B.C. tax credits	(160)	(160)	(145)
Policy neutral elasticity **	1.2	1.2	1.4
* Reflects information as at November 17, 2025
** Per cent growth in current year tax revenue (excluding policy measures) relative to per cent growth in household income (calendar year).
Corporate income tax *	6,209	6,620	7,185
Components of revenue (fiscal year)
Installments – subject to general rate	6,380	6,510	6,861
Installments – subject to small business rate	318	324	342
Non-refundable B.C. tax credits	(222)	(222)	(136)
Advance installments	6,476	6,612	7,067
Prior-year settlement payment	(267)	8	118
Current calendar year assumptions
National tax base ($ billions)	571.6	602.5	591.7	+/- 1% change in the 2025 national tax base
B.C. installment share of national tax base	12.5%	12.0%	12.9%	equals +/- $80 to $90 million
Effective percentage tax rates (% general/small business)	12.0 / 2.0	12.0 / 2.0	12.0 / 2.0
Share of the B.C. tax base subject to the small business rate	23.0%	23.0%	23.0%	+/- 1 percentage point change in the 2025 small
B.C. tax base growth (post federal measures)	-5.5%	-3.4%	-1.4%	business share equals -/+ $70 to $80 million
B.C. net operating surplus growth	-1.2%	1.5%	1.7%
2024 Tax-year	2024 Assumptions
B.C. tax base growth (post federal measures)	-7.6%	-3.1%	-2.2%
Share of the B.C. tax base subject to small business rate	23.0%	23.0%	23.0%	+/- 1% change in the 2024 B.C. tax base equals
B.C. net operating surplus growth	-17.3%	-15.1%	-19.3%	+/- $70 to $80 million one-time effect (prior-year
Gross 2024 tax	6,758	7,083	7,140	adjustment) and could result in an additional
Prior-year settlement payment	(267)	8	118	installment payments of +/- $100 to $120 million
Prior years losses/gains (included in above)	(100)	(150)	(150)	in 2025/26
Non-refundable B.C. tax credits	(205)	(205)	(153)
* Reflects information as at November 17, 2025

Cash received from the federal government is used as the basis for estimating revenue. Due to lags in the federal collection and installment systems, changes to the B.C. net operating surplus and tax base forecasts affect revenue in the succeeding year. The 2025/26 installments from the federal government reflects two-third of payments related to the 2025 tax year (paid during Apr-July 2025 and adjusted in Sept and Dec) and one-third of 2026 payments. Installments for the 2025 (2026) tax year are based on B.C.'s share of the national tax base for the 2024 (2025) tax year and a forecast of the 2025 (2026) national tax base. B.C.'s share of the 2023 national tax base was 13.9%, based on tax assessments as of December 31, 2024. Cash adjustments for any under/over payments from the federal government in respect of 2024 will be received/paid on March 31, 2026.

30 |	2025/26 Second Quarterly Report

Updated Financial Forecast

Table 1.14 Material Assumptions – Revenue (continued)

	Budget	First	Second
Revenue Source and Assumptions	Estimate	Quarter	Quarter
($ millions unless otherwise specified)	2025/26	Forecast	Forecast	2025/26 Sensitivities
Employer health tax	3,147	3,118	3,100
Employee compensation growth	4.5%	4.0%	3.1%	+/- 1 percentage point change in the 2025
				employee compensation growth equals up to
				+/- $30 million
Provincial sales tax	10,961	10,787	10,687
Provincial sales tax base growth (fiscal year)	4.9%	4.2%	5.7%	+/- 1 percentage point change in the
Calendar Year nominal expenditure				2025 consumer expenditure growth
Consumer expenditures on durable goods	3.3%	10.1%	11.0%	equals up to +/- $25 to $30 million
Consumer expenditures on goods and services	4.2%	5.4%	5.6%
Business investment	5.1%	3.1%	3.3%
Other	8.2%	5.7%	4.9%
Components of Provincial sales tax revenue				+/- 1 percentage point change in the
Consolidated Revenue Fund	10,953	10,779	10,679	2025 business investment growth
BC Transportation Financing Authority	8	8	8	equals up to +/- $10 to $20 million

Fuel and carbon taxes	3,996	1,239	1,239
Calendar Year
Real GDP	1.8%	1.5%	1.4%
Gasoline volumes	-2.0%	3.5%	3.5%
Diesel volumes	2.0%	8.0%	8.0%
Other fuel types volumes	-1.0%	2.3%	2.3%
Carbon tax rates (April 1)
Carbon dioxide equivalent emissions ($/tonne)	95	-	-
Natural gas (cents/gigajoule)	471.77 ¢	$0	$0
Gasoline (cents/litre)	20.91 ¢	$0	$0
Light fuel oil (cents/litre)	24.62 ¢	$0	$0
Components of revenue
Consolidated Revenue Fund	490	546	546
BC Transit	18	18	18
BC Transportation Financing Authority	442	450	450
Fuel tax revenue	950	1,014	1,014
Carbon tax / Output-based pricing system revenue *	3,046	225	225
* The Carbon tax was eliminated effective April 1, 2025 and forecast includes Output-based pricing system revenue paid by large industrial emitters.
Property taxes	4,025	4,067	4,061
Calendar Year
Consumer Price Index	2.2%	2.3%	2.1%	+/- 1 percentage point change in 2025 new
Housing starts (units)	46,543	43,150	44,500	construction & inflation growth equals up to
Home owner grants (fiscal year)	938	931	931	+/- $30 million in residential property taxation
Components of revenue
Residential (net of home owner grants)	1,718	1,695	1,695
Speculation and vacancy	102	105	105
Non-residential	1,725	1,760	1,760	+/- 1% change in 2025 total
Rural area	163	169	169	business property assessment
Police	45	44	44	value equals up to +/- $20 million
BC Assessment Authority	121	126	125	in non-residential property
BC Transit	151	168	163	taxation revenue
Other taxes	3,610	3,340	3,135
Calendar Year
Population	0.2%	0.4%	0.5%
Residential sales value	15.9%	-4.9%	-8.3%
Real GDP	1.8%	1.5%	1.4%
Nominal GDP	4.3%	4.0%	3.8%
Components of revenue				+/- 1% change to 2025 residential
Property transfer	2,247	2,000	1,850	sales value equals +/- $20 million
Additional Property Transfer Tax (included in above)	40	40	30	in property transfer revenue,
Tobacco	450	400	350	depending on property values
Insurance premium	870	930	930
Tax targeting home flipping activity	43	10	5

2025/26 Second Quarterly Report	| 31

Updated Financial Forecast

Table 1.14 Material Assumptions – Revenue (continued)

	Budget	First	Second
Revenue Source and Assumptions	Estimate	Quarter	Quarter
($ millions unless otherwise specified)	2025/26	Forecast	Forecast	2025/26 Sensitivities
Energy, sales of Crown land tenures, metals, minerals and other *	1,845	1,695	1,530
Natural gas price				+/- $0.25 change in the natural gas
Plant inlet, $C/gigajoule	1.30	1.21	1.24	price equals +/- $100 to $200 million,
Plant outlet, $C/gigajoule	2.14	1.99	1.84	including impacts on production
Sumas, $US/MMBtu	2.37	2.17	2.14	volumes and royalty program
Natural gas production volumes				credits, but excluding any
Billions of cubic metres	76.4	77.7	76.6	changes from natural gas liquids
Petajoules	3,157	3,218	3,174	revenue (e.g. butane, pentanes)
Annual per cent change	4.0%	4.6%	3.2%
				Sensitivities can also vary
Oil price ($US/bbl at Cushing, OK)	70.78	65.05	64.10	significantly at different price levels

Auctioned land base (000 hectares)	20	10	10	+/- 1% change in natural gas
Average bid price/hectare ($)	200	3,300	3,300	volumes equals +/- $10 million
Metallurgical coal price ($US/tonne, fob Australia)	218	197	187	in natural gas royalties
Copper price ($US/lb)	4.32	4.27	4.37	+/- 1 cent change in the exchange rate equals +/-
Annual electricity volumes set by treaty	2.7	2.7	2.7	$1 million in natural gas royalties
(million mega-watt hours)
Mid-Columbia electricity price	69.38	76.70	66.75	+/- $10/bbl change in petroleum price
($US/mega-watt hour)				equals +/- $5 million in petroleum royalties

Exchange rate (US¢/C$, calendar year)	70.0	72.1	71.7	+/- 14% change in natural gas liquids
				(equivalent to +/- $10/bbl oil price) prices
Components of revenue				equals +/- $110 million in natural gas
Bonus bid cash sales	4	33	33	liquids royalties
Fees and rentals	36	36	36
Total bonus bids, fees and rentals	40	69	69	+/- 10% change in the average Mid-Columbia
Natural gas royalties after deductions and allowances	920	860	854	electricity price equals +/- $25 million
Petroleum royalties	47	57	52
Columbia River Treaty electricity sales	315	332	298	+/- US$20 change in the average
BC Energy Regulator fees and levies	77	76	77	metallurgical coal price
Coal, metals and other minerals revenue:				equals +/- $50 to $80 million
Coal tenures	8	8	8
Net coal mineral tax	186	83	50
Net metals and other minerals tax	109	67	27	In accordance with updated accounting
Revenue sharing payments to First Nations	118	118	68	standards, bonus bid revenue is recognized in full
Other recoveries	7	7	7	at the time an authorization for the sale of Crown
Miscellaneous mining revenue	18	18	20	land tenure is awarded.
Total coal, metals and other minerals revenue	446	301	180

Gross royalties prior to deductions and allowances
Gross natural gas revenue	443	444	458
Gross natural gas liquids royalties revenue	775	622	605

Royalty programs and infrastructure credits
Deep drilling	(74)	(69)	(68)
Road, pipeline, Clean Growth Infrastructure Royalty and other infrastructure programs	(124)	(33)	(33)
Total	(198)	(102)	(101)
Implicit average natural gas royalty rate	22.5%	22.0%	24.5%
Natural gas royalties incorporate royalty programs and Treasury Board approved infrastructure credits.
* Reflects information as at October 30, 2025

32 |	2025/26 Second Quarterly Report

Updated Financial Forecast

Table 1.14 Material Assumptions – Revenue (continued)

	Budget	First	Second
Revenue Source and Assumptions	Estimate	Quarter	Quarter
($ millions unless otherwise specified)	2025/26	Forecast	Forecast	2025/26 Sensitivities
Forests *	639	571	528
Prices (calendar year average)				+/- US$50 change in SPF price equals +/- $50 to
SPF 2x4 ($US/thousand board feet)	440	482	479	$100 million

Crown harvest volumes (million cubic metres)
Interior	23.1	21.7	20.6	+/- 10% change in Interior harvest volumes
Coast	6.9	7.3	6.4	equals +/- $40 to $45 million
Total	30.0	29.0	27.0
B.C. Timber Sales (included in above)	5.1	3.8	3.7	+/- 10% change in Coastal harvest volumes
				equals +/- $10 to $15 million
Stumpage rates ($Cdn/cubic metre)
Total stumpage rates	18.20	16.53	16.16	+/- 1 cent change in exchange rate
				equals +/- $10 to $15 million in stumpage revenue
Components of revenue
Timber tenures (net of revenue sharing recoveries)	191	157	123
Revenue sharing payments to First Nations	122	122	122
B.C. Timber Sales	252	217	208	The above sensitivities relate
Logging tax	30	30	30	to stumpage revenue only.
Other CRF revenue	30	31	31
Other recoveries	14	14	14
* Reflects information as at October 30, 2025

Other natural resource	513	506	490
Components of revenue
Water rental and licences*	443	436	420	+/- 5% change in water power production
Recoveries	50	50	50	equals +/- $15 to $20 million
Angling and hunting permits and licences	10	10	10
Recoveries	10	10	10
* Water rentals for power purposes are indexed to Consumer Price Index.

Total natural resource recoveries relating to				Revenue sharing from natural gas royalties,
revenue sharing payments to First Nations	370	370	320	mineral tax, electricity sales under the Columbia
				River Treaty and forest stumpage revenues.
Other revenue	12,019	14,724	14,671
Components of revenue
Fees and licences
Motor vehicle licences and permits	654	662	658
International student health fees	80	80	100
Other Consolidated Revenue Fund .	521	512	508
Summary consolidation eliminations	(14)	(14)	(14)
Ministry vote recoveries .	202	202	202
Taxpayer-supported Crown corporations .	236	236	240
Post-secondary education fees	2,733	2,690	2,669
Other healthcare-related fees	578	631	636
School Districts	282	273	273
Investment earnings
Consolidated Revenue Fund .	290	290	250
Fiscal agency loans & sinking funds earnings .	1,228	1,211	1,163
Summary consolidation eliminations	(71)	(64)	(60)
Taxpayer-supported Crown corporations .	47	41	43
SUCH sector agencies .	321	330	361
Sales of goods and services
SUCH sector agencies .	1,184	1,162	1,189
BC Infrastructure Benefits Inc	280	268	304
Other taxpayer-supported Crown corporations	135	136	141
Miscellaneous	3,333	6,078	6,008

2025/26 Second Quarterly Report	| 33

Updated Financial Forecast

Table 1.14 Material Assumptions – Revenue (continued)

	Budget	First	Second
Revenue Source and Assumptions	Estimate	Quarter	Quarter
($millions unless otherwise specified)	2025/26	Forecast	Forecast	2025/26 Sensitivities
Health and social transfers	9,911	9,920	9,822
National Cash Transfers
Canada Health Transfer (CHT)	54,685	54,685	54,685
Annual growth	5.0%	5.0%	5.0%
Canada Social Transfer (CST)	17,416	17,416	17,416
B.C.'s share of national population (July 1)	13.75%	13.76%	13.68%	+/- 0.1 percentage point change in B.C.'s
				population share equals +/- $70 million
B.C. health and social transfers revenue
CHT	7,517	7,524	7,480
CST	2,394	2,396	2,382
Prior-year adjustments:
CHT	-	-	(30)
CST	-	-	(10)

Other federal contributions	5,366	5,000	4,934
Components of revenue
Disaster Financial Assistance Arrangements	967	604	549
B.C.'s share of the federal cannabis excise tax	110	122	128
Other Consolidated Revenue Fund	134	120	93
Vote Recoveries:
Labour Market Development Agreement	296	296	296
Labour Market and Skills Training Program	98	98	98
Working Together To Improve Healthcare	408	408	408
Aging With Dignity	235	235	235
Access to Contraception and Diabetes medications and access to Diabetes devices and supplies	-	17	17
Drugs For Rare Diseases	65	65	65
Child Care	1,132	1,145	1,145
Child Safety, Family Support, Children in Care and with special needs	98	98	98
Public Transit	244	151	151
Local government services and transfers	198	198	198
Other recoveries	159	159	159
Taxpayer-supported Crown corporations	370	393	408
Post-secondary institutions	713	742	739
Other SUCH sector agencies	139	149	147

Service delivery agency direct revenue	9,898	9,999	10,035
School districts	752	777	763
Post-secondary institutions	5,251	5,158	5,165
Health authorities and hospital societies	1,503	1,629	1,628
BC Transportation Financing Authority	552	563	555
Other service delivery agencies	1,840	1,872	1,924
Commercial Crown corporation net income	4,011	3,991	3,892
BC Hydro	712	712	712	Sensitivities impacts shown below are before
				regulatory account transfers
Reservoir water inflows	100%	89%	89%	+/-1% in hydro generation equals +/- $40 million
Customer demand (GWh)	57,001	55,958	55,958	+/-1% equals +/-$5 million
Electricity prices (Mid-C, $US/MWh)	65.23	64.54	64.54	+/-1% change in electricity/gas trade margin
				equals +/- $5 million
Purchases from Energy Purchase Agreements (GWh)	14,205	13,638	13,638	+/-1% equals +/-$5 million
Interest rates - variable debt	2.68%	2.33%	2.33%	+/-100 basis points = +/- $45 million
ICBC	800	800	800
Vehicle growth	1.5%	1.2%	1.3%	+/-1% equals +/-$65 million
Current claims cost percentage change	13.6%	10.9%	20.2%	+/-1% equals +/-$49 million
Unpaid claims balance ($billions)	9.1	8.3	8.7	+/-1% equals +/-$87 to $91 million
Investment return	4.9%	3.1%	5.5%	+/-1% return equals +/- $183 million
Loss ratio	82.3%	76.8%	83.9%

34 |	2025/26 Second Quarterly Report

Updated Financial Forecast

Table 1.15 Material Assumptions – Expense

	Budget	First	Second
Ministry Programs and Assumptions	Estimate	Quarter	Quarter
($millions unless otherwise specified)	2025/26	Forecast	Forecast	2025/26 Sensitivities
Attorney General	901	901	901
New cases filed/processed (# for all courts)	242,000	242,000	242,000	The number of criminal cases proceeded on by the provincial and federal Crown (including appeals to higher courts in BC), the number of civil and family litigation cases, the number of violation tickets disputed, and the number of municipal bylaw tickets disputed which would go to court for resolution.
Crown Proceeding Act (CPA)	25	25	25	Number of litigation cases resolved by court decisions or negotiated settlement; changes in Legal Counsel assessment of probability of payment and/or quantum; newly identified pending litigation cases.
Children and Family Development	2,443	2,443	2,443	The average number of children in-care is decreasing in the long run as a result of ministry efforts to keep children in family settings where safe and feasible. The average cost per child in-care is projected to increase based on the higher cost of staffed home services and SHSS contracted services, and an increasing acuity of need for children in-care. A 1% increase in the cost per case or a 1% increase in the average caseload will affect expenditures by $4.5 million (excluding Indigenous CFS Agencies).
Average children-in-care caseload (#)	4,826	4,857	4,845
Average annual residential cost per child in care ($)	210,790	187,022	180,810
Education and Child Care	9,828	9,834	9,832
Public School Enrolment (# of FTEs)	601,510	599,679	599,679	No change to the Q2 forecast as the Ministry of Education and Child Care does not have new information until early November 2025
School age (K–12)	577,577	575,322	575,322
Continuing Education	772	772	772
Distributed Learning (online)	14,002	13,970	13,970
Summer	7,036	7,422	7,422
Adults	2,122	2,193	2,193
Emergency Management and Climate Readiness	125	125	125
Emergency and Disaster Management Act	36	36	36	Emergency disaster relief is unpredictable. There are a number of factors that could impact the timing of delivering recovery projects resulting from the Emergency Events.
Forests	911	1,524	1,398
BC Timber Sales	240	240	240	Targets can be impacted by changes to actual inventory costs incurred. There is a lag of approximately 1.5 years between when inventory costs are incurred and when they are expensed. Volume harvested can also impact targets. For example, if volume harvested is less than projected in any year, then capitalized expenses will also be reduced in that year.
Fire Management	238	851	725	Costs are driven by length of season and severity of weather conditions, severity of fires, proportion of interface fires and size of fires. Costs have ranged from a low of $47 million in 2006 to a high of $1.094 billion in 2023/24 (Fire season 2023). Current year costs are already well above the 20 year average.

2025/26 Second Quarterly Report	| 35

Updated Financial Forecast

Table 1.15 Material Assumptions – Expense (continued)

	Budget	First	Second
Ministry Programs and Assumptions	Estimate	Quarter	Quarter
($millions unless otherwise specified)	2025/26	Forecast	Forecast	2025/26 Sensitivities
Health	35,136	35,136	35,136
Pharmacare	1,788	1,788	1,788	A 1% change in PharmaCare utilization or prices affects costs by approximately $15 million.
Medical Services Plan (MSP)	8,128	8,128	8,128	A 1% increase in volume of services provided by fee- for-service and other demand driven programs expenditures is approximately $61 million.
Regional Services	24,782	24,782	24,782	A 1% increase in volume of services provided by Health Authorities is estimated to be $255 million.
Post-Secondary Education and Future Skills	3,516	3,516	3,516
Student spaces in public institutions	209,588	209,588	209,588	Student enrolments may fluctuate due to a number of factors including economic changes and labour market needs.
Public Safety and Solicitor General	1,126	1,126	1,126
Policing, Victim Services and Corrections	996	996	996	Policing, Victim Services and Corrections costs are sensitive to the volume and severity of criminal activity, the number of inmate beds occupied and the number of offenders under community supervision.
Social Development and Poverty Reduction	5,747	5,747	5,747
Temporary Assistance annual average caseload (#)	69,500	75,870	75,918	The expected to-work caseload is sensitive to fluctuations in economic and employment trends. Costs are driven by changes to cost per case and caseload. Cost per case fluctuations result from changes in the needed supports required by clients, as well as caseload composition.
Disability Assistance annual average caseload (#)	130,500	129,276	129,171	The caseload for persons with disabilities is sensitive to the aging of the population and longer life expectancy for individuals with disabilities. Cost per case fluctuations are driven primarily by earnings exemptions which is dependent on the level of income earned by clients.
Adult Community Living:
Developmental Disabilities Programs

 The adult community living caseload is sensitive to an aging population and to the level of service required. Cost per case fluctuations are driven by the proportion of clients receiving certain types of services at differing costs. For example, residential care services are significantly more costly than day programs.

Average caseload (#)	25,620	25,600	25,600
Average cost per client ($)	65,000	65,000	66,200
Personal Supports Initiative (PSI)
Average caseload (#)	3,670	3,690	3,690
Average cost per client ($)	17,400	17,400	19,900

36 |	2025/26 Second Quarterly Report

Updated Financial Forecast

Table 1.15 Material Assumptions – Expense (continued)

	Budget	First	Second
Ministry Programs and Assumptions	Estimate	Quarter	Quarter
($millions unless otherwise specified)	2025/26	Forecast	Forecast	2025/26 Sensitivities
Tax Transfers	3,408	2,668	2,849
Individuals	2,037.0	1,297.0	1,604.0
Climate Action Tax Credit	1,025.0	285.0	310.0	Tax transfers are now expensed as required under
BC Family Benefit	520.0	520.0	520.0	generally accepted accounting principles.
BC Family Benefit Bonus (temporary increase)*	62.0	62.0	62.0
Renter's Tax Credit	206.0	206.0	265.5
Sales Tax	45.0	45.0	42.0
Small Business Venture Capital	45.0	45.0	45.8
BC Senior's Home Renovation	3.0	3.0	3.0
Other tax transfers to individuals	131.0	131.0	355.7

Corporations	1,371.0	1,371.0	1,245.0

Changes in 2024 tax transfers will result in one-time effect (prior-year adjustment) and could result in an additional base change in 2025/26. Production services tax credit is the most volatile of all tax transfers and is influenced by several factors including delay in filing returns and assessment of claims, length of projects and changes in the exchange rates.

Film and Television	162.5	162.5	177.5
Production Services	861.8	861.8	614.5
Scientific Research & Experimental
Development	121.3	121.3	137.5
Interactive Digital Media	141.3	141.3	186.3
Mining Exploration	60.0	60.0	110.0
Other tax transfers to corporations	24.1	24.1	19.2
Prior-year adjustment (included above)**
Individuals			161.3
Corporations			(43.5)
2024 Tax-year		2024 Assumptions
Tax Transfers	3,118.6	3,118.6	3,219.6
Individuals	1,864.6	1,864.6	1,990.6
Corporations	1,254.0	1,254.0	1,229.0
Film and Television	150.0	150.0	160.0
Production Services	770.0	770.0	670.0
Scientific Research & Experimental Development	115.0	115.0	125.0
Interactive Digital Media .	135.0	135.0	155.0
Other tax transfers to corporations	84.0	84.0	119.0

Management of Public Funds and Debt	2,762	2,902	2,902
Interest rates for new provincial borrowing:				Full year impact of MoPD on interest costs
Short-term	2.50%	2.50%	2.45%	- 1% change in interest rates equals $33.1 million;
Long-term	4.29%	4.61%	4.68%	- $100 million increase in debt level equals $4.1 million.
CDN/US exchange rate (cents)	141.9	136.6	137.7
Service delivery agency net spending	10,680	10,347	10,498
School districts	706	680	672
Post-secondary institutions	5,286	5,082	5,163
Health authorities and hospital societies	1,625	1,583	1,623	Agency expenses, net of Provincial funding. These are mainly funded through revenue from other sources.
BC Transportation Financing Authority	2,123	2,038	2,064
BC Infrastructure Benefits Inc	280	268	304
Other service delivery agencies	660	696	672

2025/26 Second Quarterly Report	| 37

Updated Financial Forecast

Table 1.16 Full-Time Equivalents (FTEs) 1

	Budget	Updated
	Estimate	Forecast		Actual
	2025/26	2025/26	Change	2024/25
Taxpayer-supported programs and agencies:
Ministries and special offices (CRF)	38,900	38,200	(700)	39,036
Service delivery agencies [2]	9,486	10,003	517	9,575
Total FTEs	48,386	48,203	(183)	48,611

[1]	Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

[2]	Service delivery agency FTE amounts do not include SUCH sector staff employment.

38 |	2025/26 Second Quarterly Report

PART 2 | ECONOMIC REVIEW AND OUTLOOK1

Summary

B.C.’s economy is expected to post modest growth this year, with performance mixed among sectors amid disruption and uncertainty from U.S. tariffs. Strong consumer spending, steady residential construction, and government investment are supporting economic growth, while lower home sales and exports have dampened growth. Overall, economic activity in the province has generally evolved in line with expectations in the First Quarterly Report. B.C.’s diverse economy and greater access to non-U.S. markets will help mitigate impacts stemming from the ongoing global trade conflict over the medium-term. A summary of tariffs included in the Second Quarterly Report and how they compare with the First Quarterly Report is discussed on page 41.

The Ministry of Finance (Ministry) forecasts economic growth of 1.4 per cent in 2025 followed by growth of 1.3 per cent in 2026. Exports and business investment are expected to see negative near-term impacts as U.S. tariffs and related trade and economic uncertainty influence investment decisions. Stable inflation and domestic consumption support retail sales in the near-term, while lower immigration levels are expected to limit employment growth. Economic growth is expected to remain moderate in 2026 as consumption growth slows from 2025, and the global trade conflict persists.

Overall, the Ministry’s forecast for B.C. real GDP growth is within the range of private sector forecasters.

Chart 2.1  Ministry’s Outlook for B.C. Compared to Private Sector

B.C. real GDP (annual per cent change)

Sources: B.C. Ministry of Finance; Private Sector range (low/average/high of Economic Forecast Council subset consisting of BMO, CIBC, National Bank, RBC, Scotiabank and TD).

[1]	Reflects data available as of November 7, 2025, unless otherwise indicated. The economic outlook does not incorporate the federal government’s 2026-2028 Immigration Levels Plan that was announced on November 5, 2025.

2025/26 Second Quarterly Report	| 39

Economic Review and Outlook

The main downside risks to B.C.’s economic outlook include a worsening global trade conflict, prolonged weakness in home sales, and an ongoing climate of uncertainty that slows investment. Other risks include immigration and population volatility, commodity price instability, renewed price pressures leading to elevated interest rates, and climate change impacts.

In preparation for Budget 2026, the Minister of Finance will consult with members of the independent Economic Forecast Council to obtain their views on the economic outlook. A revised economic forecast will be developed by the Ministry and published in Budget 2026.

British Columbia Economic Activity and Outlook

Since the First Quarterly Report, B.C.’s economy has broadly evolved in line with Ministry expectations, with some sectors experiencing stronger activity and some with weaker activity than expected. Year-to-date data show strength in retail sales has persisted longer than expected. After a slow start to the year, housing starts were strong through the summer but have eased in recent months. Recent months of employment data have been weak, slowing from steady growth earlier in the year. Weakness in home sales has persisted, despite the Bank of Canada cutting interest rates, while the average home sale price has increased slightly in recent months following declines early in the year. Exports have experienced volatility throughout this year, and have declined on a year-to-date basis.

Table 2.1 British Columbia Economic Indicators

	Second Quarter	Third Quarter	Year-to-date
	Apr. to Jun. 2025	Jul. to Sep. 2025	Jan. to Sep. 2025
	change from	change from	change from
All data seasonally adjusted, per cent change	Jan. to Mar. 2025	Apr. to Jun. 2025	Jan. to Sep. 2024
Employment	+0.6	-0.6	+1.2
Manufacturing shipments[1]	-3.9	+2.8	+0.7
Exports[1]	-11.4	-0.9	-0.2
Retail sales[1]	+2.6	-0.3	+7.2
Consumer price index[2]	+2.1	+1.8	+2.2
Housing starts	+21.5	+3.2	-1.0
Residential sales units	-7.4	+7.2	-3.7
Residential average sale price	-0.9	+2.5	-3.0
Non-residential building permits [1]	-33.8	+26.9	+1.0

[1]	Data to August

[2]	Quarterly calculations for CPI are year-over-year, e.g. Second Quarter is Apr. to Jun. 2025 change from Apr. to Jun. 2024

The Ministry’s forecast for B.C. real GDP growth for 2025 has been revised downward slightly to 1.4 per cent from the First Quarterly Report forecast of 1.5 per cent, reflecting lower investment and exports. The forecast for 2026 is 1.3 per cent, which is unchanged from the First Quarterly Report. Nominal GDP growth has been revised down to 3.8 per cent from 4.0 per cent in 2025, and down to 4.1 per cent from 4.2 per cent in 2026, reflecting changes in real GDP, lower inflation, and lower wage growth amid a slightly weaker labour market.

40 |	2025/26 Second Quarterly Report

Economic Review and Outlook

The near-term outlook for B.C. is supported by strength in consumer spending, partly due to lower interest rates and stable inflation. While tariffs are expected to put upward pressure on some prices, those effects are partly offset set by the removal of the consumer carbon tax. Meanwhile, U.S. tariffs, persistent uncertainty, and an evolving global trade conflict are expected to lower real export activity in 2025 before returning to growth in 2026. The Ministry expects employment growth to soften through 2026, while the unemployment rate is expected to stabilize as lower migration and population growth offsets slower employment growth. Residential construction activity is expected to remain stable in 2026, but could face headwinds from economic uncertainty, subdued home sales, and low population growth.

U.S. Tariff Assumptions

The Second Quarterly Report economic outlook includes all tariffs and supports announced and enacted as of October 22, 2025. The Second Quarterly Report includes the following U.S. tariffs on Canadian exports, that were not enacted at the time of the First Quarterly Report forecast:

•	25 per cent on upholstered wooden products, kitchen cabinets and vanities;

•	10 per cent on softwood timber and lumber (on top of existing anti-dumping and countervailing duties);

•	25 per cent on medium- and heavy-duty vehicles and their parts and 10 per cent on buses; and

•	tariffs applied to an expanded scope of steel and aluminum products and content in derivatives.

The Second Quarterly Report forecast also includes the following U.S. tariffs, which were already included in the First Quarterly Report outlook:

•	35 per cent on all Canadian exports to the U.S. that are not compliant with the Canada-United States-Mexico Free Trade Agreement (CUSMA), with a lower rate (10 per cent) for energy products and potash;

•	50 per cent on steel and aluminum products and content in derivatives;

•	50 per cent on copper products and content in derivatives;

•	25 per cent on automobiles, with tariffs applied to only the foreign-produced content of CUSMA-compliant automobiles; and

•	25 per cent on automobile parts that are not compliant with CUSMA.

The share of Canadian exports to the U.S. that were compliant with CUSMA was roughly 38 per cent in 2024 but has risen through 2025 as Canadian exporters seek to avoid costly tariffs. In July 2025, U.S. Census Bureau data indicated that almost 90 per cent of the value of Canadian merchandise trade exported to the U.S. was duty free.

In retaliation, the Government of Canada has levied the following tariffs on U.S. exports as of October 22, 2025:

•	25 per cent on roughly $15.6 billion worth of U.S. steel and aluminum products; and

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•	25 per cent on U.S. vehicles that are not compliant with CUSMA, and 25 per cent on the U.S. content of CUSMA-compliant vehicles.

Beyond the level of tariffs, there have also been a number of programs announced by the federal government to help Canadian businesses, primarily in the form of supports for businesses and workers that are exposed to U.S. trade, and tariff remissions for businesses that prove exceptional circumstances. Further, in October 2025, the federal government announced that the temporary initial six-month exemption from tariffs on imports of U.S. goods that are used to support public health, health care, public safety and national security objectives has been extended for an additional two months. The Second Quarterly Report assumes that the federal government will support businesses using revenue generated from retaliatory tariffs.

B.C. is less exposed to U.S. trade than other provinces, with nearly half of all goods exports going to non-U.S. destinations. Compared with the First Quarterly Report, the scope of tariffs has risen, as the U.S. has imposed tariffs on additional product categories. The scope of Canada’s retaliation is smaller than what was included in the First Quarterly Report, following the removal of some retaliatory tariffs.

U.S. trade policy continues to be highly uncertain, with key aspects such as CUSMA-compliance rates, tariff-exposure, and tariff-levels all likely to change over the forecast horizon. Paired with the renegotiation of CUSMA and efforts to diversify trade to new foreign and domestic markets, B.C.’s outlook for international trade remains dynamic and uncertain. As the situation evolves, the Ministry will continue to incorporate new developments into the economic outlook.

Labour Market

Labour market growth has been largely resilient so far in 2025, but employment growth has slowed in recent months. Overall, employment grew by 1.2 per cent (+34,600 jobs) year-to-date to October 2025 compared to the same period last year. Full-time employment increased by 16,900 jobs and part-time employment increased by 17,800 jobs on a year-to-date basis. During this period, the composition of net job creation was led by the private sector (+20,400 jobs), with moderate gains in the public sector (+11,100 jobs), and self-employed workers (+3,000 jobs).

On an industry basis, year-to-date employment gains were concentrated in the services sector (+25,900 jobs), led by professional, scientific, and technical services (+15,400 jobs); wholesale and retail trade (+8,800 jobs); and finance, insurance, real estate and leasing (+5,100 jobs). Employment in the goods sector increased by 8,700 jobs compared with the same period last year, with growth in construction (+16,000 jobs) and manufacturing (+7,800 jobs) offsetting losses in forestry, fishing, mining, oil, and gas (-8,600 jobs).

The provincial unemployment rate has risen, as labour force growth outpaced job gains. B.C.’s unemployment rate rose to 6.6 per cent in October 2025, and has averaged 6.1 per cent year-to-date, which is 0.6 percentage points higher than the same period last year but 0.8 percentage points below the national average. Meanwhile, the job vacancy rate declined compared to the first eight months of 2024, reaching 2.9 per cent in August 2025, its lowest level since 2015, indicating a less tight labour market.

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Chart 2.2  B.C. Employment

B.C. employment (thousands, sa)

Sources: Statistics Canada (Labour Force Survey); Haver Analytics

The size of B.C.’s labour force increased by 1.8 per cent year-to-date to October 2025, a slower pace of growth compared to the previous two years. B.C.’s labour force participation rate averaged 65.0 per cent, down 0.3 percentage points from the first ten months of 2024. The labour force participation rate for the prime-age group has increased by 0.7 percentage points over the first ten months of 2025 compared with the same period last year, but the average participation rate among the 15 to 24 years age group has fallen by 2.8 percentage points over the same period.

Employee compensation (i.e., aggregate wages, salaries, and employers’ social contribution) in B.C. increased by 3.1 per cent year-to-date to June 2025 compared to the same period of 2024, reflecting a combination of job gains and rising wages. So far this year, the average hourly wage rate rose by 3.3 per cent compared to the first ten months of 2024. On average, wages grew faster than the consumer price index for B.C., which increased by 2.2 per cent over the first nine months of 2025.

Outlook

The outlook for B.C.’s labour market has softened for 2025 due to decreased immigration levels and international trade disruptions. The Ministry forecasts employment in B.C. to increase by 1.1 per cent this year (approximately +32,100 jobs), followed by annual growth of 0.7 per cent in 2026 (approximately +19,800 jobs).

The province’s unemployment rate is expected to average 6.2 per cent in 2025 and 6.1 per cent in 2026.

Following four years above 6.0 per cent growth, employee compensation is expected to increase to $221.7 billion in 2025 from $215.0 billion in 2024 (+3.1 per cent), reflecting both slower wage and job growth. In 2026, employee compensation is expected to grow to $229.7 billion (+3.6 per cent).

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Demographics

On July 1, 2025, B.C.’s population was 5.70 million people, up 0.5 per cent from the same date in 2024. During the January to June period of 2025, the province experienced a net outflow of 2,291 migrants, down from a net inflow of 70,756 people over the same period of 2024.

Due to reduced immigration targets set by the federal government, net international migration was lower (from +70,057 persons to -2,735 persons). The decline in net international migration was a result of a significant decline in the number of net non-permanent (temporary) residents from +42,938 persons to -22,701 persons. The change from net inflow to outflow was largely driven by a decline in temporary work permit holders (from +26,772 persons to -7,060 persons), and an accelerated outflow of study permit holders (from -2,102 persons to -17,911 persons). Overall, the decrease in international migration to B.C. and other provinces reflects lower immigration targets for permanent residents and new admission targets for non-permanent residents.

A rise in net interprovincial migration (+444 persons) partly offset the overall outflow of migrants from B.C. in the first six months of 2025. Despite the small increase, interprovincial migration to B.C. remained weak, with a net outflow observed in six of the last eight quarters.

Outlook

B.C.’s July 1 population is projected to decrease by 0.3 per cent in 2026, reflecting weaker net international migration following several years of elevated inflows.

B.C. is expected to experience a total net migration loss of about 11,400 persons in 2025 followed by a gain of 5,700 persons in 2026. This is due to an expected net outflow of non-permanent residents between 2025 and 2026 reflecting lower federal immigration targets. The province is expecting a modest net outflow of interprovincial migrants in 2025, before returning to growth in 2026.

Consumer Spending and Inflation

Consumer spending has seen broad-based strength so far this year, partly due to front-loaded spending ahead of tariffs, while strength in other areas is supported by lower inflation and lower interest rates. Year-to-date to August, B.C. nominal retail sales increased by 7.2 per cent, while inflation averaged 2.2 per cent so far this year, indicating growth in both sales volumes and prices. Year-to-date sales were led by higher spending at motor vehicles and parts dealers (+17.1 per cent), due to front-loaded spending ahead of tariffs on automobiles, and sporting goods, hobby, musical instrument, book and miscellaneous retailers (+24.0 per cent). These gains were partly offset by declines in spending at gasoline stations and fuel vendors (-4.5 per cent), and furniture, home furnishings, electronics and appliances retailers (-4.1 per cent).

Sales at food services and drinking places in B.C., a component of the service sector, rose by 6.0 per cent year-to-date to August 2025 compared to the same period of 2024, partly due to higher prices.

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The Conference Board of Canada’s consumer confidence index for B.C. averaged 63.5 points in the first ten months of 2025, 13.1 points lower than the same period in 2024 and well below historical averages. At the national level, the Bank of Canada’s Canadian Survey of Consumer Expectations released in October 2025 reported that concerns about tariffs and trade tensions have negatively impacted Canadians’ spending plans, with consumers expressing more pessimistic views about financial health and inflation expectations.

Chart 2.3  B.C. Retail Sales

B.C. retail sales ($ millions, sa)

Sources: Statistics Canada; Haver Analytics

Inflation has moderated in B.C., partly due to the removal of the consumer carbon tax, remaining below 2.0 per cent in each of the most recent three months (July to September). Year-to-date to September, inflation averaged 2.2 per cent in 2025 compared with 2.7 per cent in the same period of 2024. Price growth this year continues to be led by shelter (+3.1 per cent) and food (+3.0 per cent). While shelter inflation has been the largest contributor to headline inflation on average this year, it slowed to 1.7 per cent in September, reflecting easing price growth for both rented accommodation and owned accommodation. Meanwhile, food price inflation has remained above 3.0 per cent since March 2025 and rose to 3.9 per cent in September.

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Chart 2.4  B.C. Inflation

B.C. Consumer Price Index (year-over-year per cent change)

Sources: Statistics Canada; Haver Analytics

Outlook

The Ministry forecasts real household consumption of goods and services to increase by 3.4 per cent in 2025, largely due to renewed spending on goods, followed by 1.6 per cent growth in 2026.

Nominal retail sales are expected to ease in the remaining months of 2025 and into 2026 as the impacts from the global trade conflict, uncertainty, and lower population growth weigh on consumer demand for goods. The Ministry forecasts nominal retail sales to grow by 6.5 per cent in 2025, followed by 2.7 per cent in 2026.

Consumer price growth is expected to remain relatively constant, with factors contributing to upward price pressure (such as tariffs, persistent food inflation, and the timing of mortgage renewals) partly offset by downward pressure on prices from the removal of the consumer carbon tax, lower population growth, and lower demand. Overall, consumer price inflation in B.C. is forecast to be 2.1 per cent in both 2025 and 2026.

Housing

Despite headwinds from economic uncertainty, lower home sales, and lower immigration levels, residential construction has been above the historical average. Housing starts decreased 1.0 per cent year-to-date to September 2025, averaging 44,825 annualized units over this period, above the ten-year historical average of 43,185 units. In areas with 10,000 or more people, single-unit housing starts fell by 10.0 per cent, while multiple-unit housing starts decreased by 1.2 per cent. Among Census Metropolitan Areas (CMA) in B.C., homebuilding was lower than the first nine months of 2024 in Kelowna (-41.5 per cent) and Vancouver (-0.5 per cent) while homebuilding was higher in Victoria (+23.3 per cent) and Abbotsford (+100.5 per cent). Home completions were mostly positive year-to-date to September 2025, with large increases in Vancouver (+23.3 per cent), Kelowna (+54.2 per cent), and Abbotsford (+31.6 per cent) outweighing a decrease in Victoria (-17.0 per cent).

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Chart 2.5  B.C. Housing Starts

B.C. housing starts (annualized units, sa)

Sources: Canada Mortgage and Housing Corporation; Haver Analytics

* Historical average from Jan. 2015 to Dec. 2024

B.C.’s housing market has remained subdued in recent months, continuing a trend of home sales below historically typical levels. Year-to-date to September, MLS home sales decreased by 3.7 per cent compared to the first nine months of 2024, and averaged 5,786 units, below the ten-year average of 7,640 units. The decline was concentrated in the Fraser Valley (-17.2 per cent) and Greater Vancouver (-8.2 per cent), while rising sales activity in Okanagan-Mainline (+11.1 per cent) and Vancouver Island (+6.3 per cent) provided some offset.

Chart 2.6  B.C. Home Sales and Price

Sources: Canadian Real Estate Association; Haver Analytics

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Year-to-date to September, the MLS average home sale price decreased 3.0 per cent compared to the same period last year. The MLS average home sale price fell sharply in the first four months of 2025 but has since recovered some of the decline. Growth in MLS composite benchmark house prices (which account for differences in dwelling types and quality in each region) varied by region, where declines were seen in the Fraser Valley (-4.1 per cent) and Greater Vancouver (-1.9 per cent), while prices increased in the Vancouver Island (+2.8 per cent) and Victoria (+2.7 per cent) regions.

Chart 2.7  Greater Vancouver HPI Benchmark Price

MLS HPI benchmark price in Greater Vancouver (dollars, nsa)

Sources: Canadian Real Estate Association; Haver Analytics

Residential building permits, a leading indicator of home construction, have been generally above historical trends this year. Year-to-date to August, the value of residential building permits increased 13.4 per cent compared with the same period of 2024, and the number of residential units permitted increased 11.2 per cent. The increase was driven by higher multiple-unit dwelling permits, which were partly offset by lower single-unit dwelling permits. Among CMAs, building permits were driven by increases in Vancouver, Abbotsford-Mission, Chilliwack, and Kelowna, while permit values declined in Victoria, Nanaimo, and Kamloops.

Outlook

The Ministry expects home sales activity to remain subdued in 2025. The Ministry forecasts unit home sales to decrease by 5.7 per cent in 2025, averaging below historically typical levels, and rebound by 11.3 per cent in 2026 amid lower interest rates. The average home sale price in B.C. is expected to fall by 2.8 per cent in 2025, followed by growth of 3.2 per cent in 2026. Putting unit sales and prices together, the total value of home sales is forecast to decrease by 8.3 per cent in 2025 and then increase by 14.9 per cent in 2026.

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The Ministry expects B.C. housing starts to total approximately 44,500 units in 2025, below the high levels of recent years but above the ten-year average. Home construction is expected to remain steady at approximately 44,800 units in 2026. Legislative actions to encourage homebuilding and private and public sector investment support the outlook, while uncertain economic conditions and lower population growth dampen demand for new construction.

Business and Government

The total value of non-residential building permitting has increased through the first eight months of the year, rising 1.0 per cent compared with the same period of 2024. The increase was driven by higher permit issuance for institutional and governmental building (+51.1 per cent), mainly due to higher permitting values for government buildings, and school and education buildings. A decline was observed in industrial building issuance (-66.4 per cent), following high levels last year. Meanwhile, commercial building permit values (-0.2 per cent) averaged similar levels as the same period last year.

Small business confidence has declined since the summer but remains above the lows seen in the spring due to broad-based U.S. tariff announcements and the ensuing global trade conflict. In October 2025, the number of B.C. small business owners expecting their business’ performance to be weaker over the next year slightly outnumbered those expecting stronger performance. Nationally, the Canadian Federation of Independent Businesses reported that insufficient demand was the primary limitation to sales and production growth for small businesses in October.

Activity in B.C.’s international tourism sector has been relatively similar to last year, with travelers entering B.C. rising by 0.5 per cent year-to-date to August 2025 compared to the same period of 2024 and averaging 694,472 international travelers per month. The number of U.S. visitors edged lower by 0.2 per cent over this period, trending lower following a high level of visitors in January. The number of non-U.S. visitors reached their highest level since 2020 in August 2025, but have not yet surpassed pre-pandemic levels. Overall, the number of non-U.S. visitors rose 3.1 per cent year-to-date to August 2025 compared to the same period last year.

Outlook

The Ministry forecasts total real investment in B.C. to increase by 2.9 per cent in 2025 and 1.9 per cent in 2026, with strong government investment more than offsetting modest business investment, following the completion of major energy projects.

Real business investment is projected to decrease by 0.9 per cent in 2025, reflecting declines in machinery and equipment investment and marginal declines in residential investment and non-residential structures. In 2026, real business investment is projected to grow by 0.4 per cent as the positive impact of lower borrowing costs is partly offset by ongoing headwinds from uncertain international trade and economic conditions.

Real expenditure on goods and services by all levels of government is forecast to increase by 3.3 per cent in 2025 and then ease to 0.2 per cent growth in 2026.

The Ministry expects nominal net operating surplus of corporations (an approximation of corporate profits) to increase by 1.7 per cent in 2025 and by 3.7 per cent in 2026.

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External Trade and Commodity Markets

Global trade conflict and uncertainty continued to drive fluctuations in B.C. merchandise exports. Year-to-date to August, the value of B.C. goods exports decreased by 0.2 per cent compared to the same period of 2024. Exports have declined from the elevated levels seen earlier this year, as stockpiling in anticipation of U.S. tariffs has eased. Year-to-date performance across industries has been mixed. Gains in exports were led by metal ores and non-metallic minerals (+28.1 per cent) and electronic and electrical equipment and parts (+15.2 per cent). Meanwhile, the largest decrease was observed in energy products (-6.4 per cent), as lower prices for coal offset higher natural gas exports. Forestry products and building and packaging materials (-5.4 per cent) also declined, primarily due to lower softwood lumber, plywood, and pulp exports.

So far this year, the value of merchandise exports from B.C. have risen the most to China (+26.2 per cent) and the U.S. (+1.2 per cent) and declined the most to Japan (-24.4 per cent), India (-55.7 per cent), and South Korea (-20.9 per cent). Gains in exports to China were driven by metallic mineral products (+72.0 per cent), mostly due to higher copper exports (+64.1 per cent), and energy products (+27.8 per cent). Gains in exports to the U.S. were led by energy products (+8.6 per cent), which was driven by higher exports of natural gas (+39.0 per cent). Underlying the overall declines was lower exports of energy products, partly due to lower coal prices, to Japan (-30.8 per cent), South Korea (-38.6 per cent), and India (-65.5 per cent).

B.C.’s manufacturing shipments increased by 0.7 per cent year-to-date to August 2025 compared to the same period of 2024, mainly due to increased shipments of food manufacturing (+7.3 per cent) and primary metal products (+8.1 per cent), offsetting declines in transportation equipment products (-11.2 per cent).

Chart 2.8  B.C. Exports

Source: BC Stats

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The price of Western spruce‑pine‑fir (SPF) 2x4 lumber rose by 18.2 per cent in the first ten months of 2025 compared to the same period in 2024, averaging $478 US/000 board feet. SPF prices have been volatile this year, with the front-loading of inventories ahead of broad U.S. tariff announcements earlier this year, and faced upward pressure more recently as the U.S. increased anti-dumping and countervailing duties on imported lumber.

Oil prices have fallen in 2025, with an increase in global supply (particularly among members of the Organization of Petroleum Exporting Countries) and softening global demand outweighing risks from geopolitical conflicts and trade uncertainty. In the first ten months of 2025, the West Texas Intermediate (WTI) oil price averaged $66.75 per barrel, down 14.3 per cent from the same period of 2024. Meanwhile, the plant inlet price of natural gas increased 21.4 per cent year-to-date and averaged $0.88 C/GJ in the first nine months of 2025. Despite the increase, natural gas prices remain low due to high North American supply.

The average metallurgical coal price fell by 25.4 per cent year-to-date to October 2025 compared with the same period of 2024, reflecting high global supply and weak industrial activity in Asia. Prices for lead also declined over this period by 6.3 per cent. Meanwhile, the price of safe-haven commodities gold and silver increased significantly by 40.9 per cent and 31.4 per cent respectively, along with increases in the price of zinc (+2.8 per cent), copper (+5.5 per cent), and molybdenum (+4.3 per cent).

Outlook

Real exports of goods and services are forecast to decline by 1.1 per cent in 2025, with the direct impact of U.S. tariffs and continued global trade uncertainty expected to outweigh the strong start to 2025. In 2026, real exports of goods and services are projected to increase by 3.2 per cent, as some of the negative impacts of U.S. tariffs on B.C. exports are offset by LNG Canada reaching full export-capacity in 2026.

The price of lumber is forecast to average around $479 US/000 board feet in 2025 and $483 US/000 board feet in 2026, partly reflecting the higher countervailing duty and anti-dumping rates imposed on softwood lumber exports to the U.S. The plant inlet price for natural gas is expected to average $1.24 C/GJ in 2025/26.

Risks to the Economic Outlook

B.C.’s economic outlook is subject to uncertainties from global trade conflict, population growth and immigration levels, as well as disruptions from ongoing geopolitical conflicts and climate-related factors. Some of the upside risks include interest rates easing more than expected, increased activity from lower interprovincial trade barriers, and expedited private sector investments in major capital projects. Downside risks to B.C.’s economic outlook include the following:

•	continued uncertainty about the magnitude and scope of U.S. tariffs on Canadian exports, impacting trade flows, employment, business investment, inflation, and consumer spending;

•	uncertainty surrounding the renewal of the Canada-United States-Mexico Agreement (CUSMA);

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•	global trade conflict reducing productivity and increasing inflation in Canada;

•	lower immigration levels and an aging population that limit the supply of labour and weigh on economic activity;

•	slower economic activity due to spending restraint by all levels of government;

•	mortgage renewals at higher rates weighing on disposable income and the housing market;

•	severe climate-related events disrupting the lives and livelihoods of British Columbians, destroying productive capital, and impacting economic activity;

•	weaker global economic activity and volatile prices for B.C.’s major commodity exports due to geopolitical conflicts and economic challenges in Europe and Asia; and

•	timing of investment, operations and exports related to major capital projects in the province.

External Outlook

The economic outlook for B.C.’s major trading partners has evolved broadly in line with the projections in the First Quarterly Report. While global economic activity was elevated in anticipation of tariffs earlier this year, signs of slower activity have emerged as trade disputes weigh on growth prospects. In Canada, trade disruptions have limited demand for Canadian exports and weighed on business investment, while employment conditions have softened. The U.S. government shutdown that began on October 1, 2025 has resulted in delays to key economic data releases. Available indicators suggest that the U.S. economy has moderated from the strong growth reported earlier this year, with the labour market cooling and inflation edging higher. In Asia, China’s economy continues to face challenges from weak consumer spending and a prolonged property market downturn. Overall, growth in China's economy has been bolstered by a swift redirection of exports to non-U.S. destinations. Japan’s economy has experienced moderate growth, as domestic demand has helped to offset weak industrial production. Meanwhile, the euro zone has seen modest but steady economic growth and stable inflation. Overall, expectations for softer economic activity have led to gradual easing of global financial conditions this year. Tariffs, trade policy uncertainty and ongoing geopolitical tensions remain significant headwinds for the global economic outlook.

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Canada

The Canadian economy shrank by 1.6 per cent (annualized) in the second quarter of 2025 (April to June), following growth of 2.0 per cent in the first quarter (January to March). The quarterly contraction in real GDP was driven by a sharp decline in goods exports (-31.9 per cent) and business investment in machinery and equipment (-32.6 per cent), following elevated activity earlier this year prior to the implementation of U.S. tariffs. These declines were partly offset by stronger household spending (+4.5 per cent), a buildup of inventories, higher government spending (+5.1 per cent), and an increase in residential investment (+6.3 per cent). Meanwhile, imports (-5.1 per cent) decreased compared to the previous quarter. Overall, Canada’s real GDP was 1.7 per cent higher year-to-date to the second quarter of 2025 compared with the same period in 2024.

Chart 2.9  Canadian Real GDP

Sources: Statistics Canada; Haver Analytics

Canadian employment continued to expand in 2025, though at a slower pace compared to previous years. Year-to-date to October, employment was up 1.5 per cent (+310,000 jobs) compared with the same period last year. The unemployment rate stood at 6.9 per cent in October, up 0.3 percentage points since January 2025, as the labour force grew faster than employment. Canada’s labour force participation rate averaged 65.3 per cent in the first ten months of 2025, slightly below 65.5 per cent in the same period of 2024, due to lower participation across all age groups, especially among those aged 55 and over. Meanwhile, job vacancies declined 15.3 per cent in the first eight months of 2025 compared to the same period in 2024.

Canadian home sales activity has been relatively flat so far in 2025, following growth of 7.9 per cent in 2024. Total MLS home sales declined by 0.4 per cent year-to-date to September. Soft demand and an increase in listings have cooled home price growth, resulting in the national average home sale price declining 0.9 per cent year-to-date to September.

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Housing starts have remained elevated, particularly for rental units, supported by strong population growth in previous years. This resilience comes despite pressures from subdued home sales, recent lower population growth, and economic uncertainty. Housing starts averaged 259,045 annualized units in the first nine months of 2025, up 6.1 per cent compared with the same period last year. During this period, multiple-unit housing starts rose 7.9 per cent, while single-unit housing starts fell 1.7 per cent. Regionally, the increase in housing starts so far in 2025 has been driven primarily by higher construction activity in the urban centres of Montréal (+54.6 per cent), Calgary (+20.1 per cent), and Edmonton (+25.7 per cent), partially offset by declines in Toronto (-36.7 per cent) and Kelowna (-41.5 per cent).

Consumer price inflation in Canada has generally continued to stabilize over the last two quarters of 2025, reflecting a slow but steady return to historical norms. Since the start of 2025, inflation has fluctuated between 1.7 per cent and 2.6 per cent, within the Bank of Canada’s target range, though some price pressures persist. In September 2025, the headline inflation rate was 2.4 per cent. Measures of core inflation, which adjust to exclude volatile components, remain elevated and have hovered around 3 per cent so far this year. Upward pressure on inflation has been partly offset by downward pressure on prices following the removal of the consumer carbon tax starting April 1, 2025.

Canadian nominal retail sales rose 5.1 per cent year-to-date to August compared to the same period last year, reflecting broad-based gains led by sales at motor vehicles and parts dealers, while in real terms (which exclude price effects), sales were up 3.4 per cent.

The value of Canadian merchandise exports declined in the second quarter of 2025 (April to June) following a strong increase in the first quarter in advance of U.S. tariffs coming into effect. Overall, Canadian goods exports increased by 0.8 per cent year-to-date to August compared with the same period last year. Gains in exports of metal and non-metallic mineral products (+11.0 per cent), metal ores and non-metallic minerals (+8.7 per cent), and electronic and electrical equipment and parts (+7.9 per cent) were partially offset by declines in basic and industrial chemical, plastic and rubber products (-10.7 per cent) and energy products (-1.9 per cent). Meanwhile, service exports rose 1.3 per cent year-to-date to August, with growth in financial services exports partly offset by lower travel services exports.

Outlook

The October 2025 Consensus Economics (Consensus) forecasts Canadian real GDP to rise by 1.1 per cent in 2025 (0.1 percentage points lower than the July 2025 survey) and by 1.1 per cent in 2026 (0.1 percentage points higher than the July 2025 survey).

Table 2.2 Canadian Real GDP Forecast: Consensus versus B.C. Ministry of Finance

	2025	2026

	Per cent change in real GDP
B.C. Ministry of Finance	1.2	1.0
Consensus Economics (October 2025*)	1.1	1.1

* Comparable month to B.C. Ministry of Finance forecast.

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Shifting trade policies and uncertainty are weighing on exports and business confidence, lowering growth prospects. In the October 2025 Monetary Policy Report, the Bank of Canada projected that Canadian economic growth will be modest in 2025 and 2026, partly reflecting the restructuring of global and Canada-U.S. trade which has lowered Canada’s economic growth path. The Ministry assumes the Canadian economy will grow by 1.2 per cent in 2025. This is slightly above the Consensus forecast, reflecting year-to-date data. The Ministry prudently projects 1.0 per cent growth in 2026.

Chart 2.10  Consensus Outlook for Canada in 2025

Source: Consensus Economics

The chart above represents forecasts for Canadian real GDP growth in 2025 as polled on specific dates. For example, forecasters surveyed on January 8, 2024, had an average 2025 Canadian real GDP growth forecast of 1.9 per cent, while on October 13, 2025, they forecast 2025 Canadian real GDP to grow by 1.1 per cent.

United States

Due to the shutdown of the United States federal government that began on October 1, 2025, the release of many data series, including third quarter GDP, were suspended.

Economic activity in the U.S. advanced in the second quarter of 2025 after a small contraction in the first quarter. U.S. real GDP rose by an annualized rate of 3.8 per cent in the second quarter, following a decline of 0.6 per cent in the previous quarter. Much of the second quarter’s rebound was driven by falling imports (-29.3 per cent) along with an increase in consumer spending (+2.5 per cent). The decrease in imports reversed a large increase (+38.0 per cent) in the first quarter, when imports surged in anticipation of tariffs. Growth in the second quarter was tempered by a decrease in inventories compared to the previous quarter. Overall, U.S. real GDP has increased by 2.1 per cent year-to-date to the second quarter of 2025 compared to the same period of 2024.

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Chart 2.11  U.S. Real GDP

Sources: U.S. Bureau of Economic Analysis; Haver Analytics

The U.S. labour market expanded at a slower pace than Canada’s over the first eight months of 2025, with non-farm employment rising by an average of about 75,000 jobs per month. This represents a 1.1 per cent increase (+1.7 million jobs) in employment compared to the same period in 2024. Year-to-date to August, the unemployment rate was 0.2 percentage points higher than in the same period of 2024 and stood at 4.3 per cent in August 2025. Average hourly earnings rose 3.8 per cent year-to-date to August, while the labour force participation rate averaged 62.4 per cent, slightly lower than the same period in 2024.

U.S. home sales have been relatively unchanged so far in 2025, however, existing home sales remained near historically low levels. In the first nine months of 2025, existing home sales rose by 0.3 per cent, while new single-family home sales fell by 0.9 per cent in the first eight months of 2025 compared to the same period last year. Year-to-date to September, median prices rose 2.2 per cent for existing homes but declined slightly (-1.7 per cent) for new single-family homes year-to-date to August. U.S. homebuilding increased 0.7 per cent in the first eight months of 2025 compared to the same period of last year, driven by a 16.5 per cent rise in multiple-unit housing starts, partly offset by a 4.8 per cent decline in single-unit housing starts. Meanwhile, residential building permits, an indicator of future construction activity, fell 4.6 per cent over the same period.

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Chart 2.12  U.S. Housing Starts

Sources: U.S. Census Bureau; Haver Analytics

Nominal total retail sales in the U.S. were up 4.4 per cent year-to-date to August 2025 compared to the same period in 2024, supported by higher sales among non-store retailers and motor vehicle and parts dealers. However, these figures (measured in nominal dollars) were somewhat inflated by elevated prices, and real retail sales are estimated to have grown more modestly. After falling to a four-year low of 2.3 per cent in April, U.S. inflation trended upward to reach 3.0 per cent in September. The steady rise in inflation in recent months partly reflects higher energy, vehicle, and food inflation, following wide-ranging tariffs on imports. So far this year, the Conference Board’s U.S. Consumer Confidence Index has declined in eight of the past ten months, resulting in weaker overall consumer sentiment than the same period last year.

Outlook

The October 2025 Consensus forecasts U.S. real GDP to rise by 1.9 per cent in 2025 (0.4 percentage points higher than the July 2025 survey) and by 1.9 per cent in 2026 (0.2 percentage points higher than the July 2025 survey).

Table 2.3 U.S. Real GDP Forecast: Consensus versus B.C. Ministry of Finance

	2025	2026

	Per cent change in real GDP
B.C. Ministry of Finance	2.0	1.7
Consensus Economics (October 2025*)	1.9	1.9

* Comparable month to B.C. Ministry of Finance forecast.

Despite two recent rate cuts by the U.S. Federal Reserve, still elevated interest rates, inflationary pressures, slower employment growth, and fiscal imbalances are potential headwinds to U.S. economic growth. The Ministry’s assumption for U.S. real GDP growth of 2.0 per cent in 2025 is slightly above the Consensus, reflecting year-to-date data. The Ministry prudently forecasts U.S. real GDP growth of 1.7 per cent in 2026 given the balance of downside risks and uncertainty surrounding the U.S. outlook.

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Chart 2.13  Consensus Outlook for the U.S. in 2025

Source: Consensus Economics

The chart above represents forecasts for U.S. real GDP growth in 2025 as polled on specific dates. For example, forecasters surveyed on January 8, 2024, had an average 2025 U.S. real GDP growth forecast of 1.7 per cent, while on October 13, 2025, they forecast 2025 U.S. real GDP to grow by 1.9 per cent.

Asia

China’s economic growth continued to slow in the third quarter of 2025 (July to September), with real GDP rising by an annualized 3.6 per cent, down from 4.3 per cent in the previous quarter. Growth was driven by strong industrial output and still resilient export activity, as rising shipments to Europe and Southeast Asia more than offset a sharp decline in exports to the U.S. However, weak consumer spending, declining property investment, and deflationary pressures continue to dampen domestic demand despite fiscal and monetary support. Further, mounting trade tensions with the U.S. and uncertainty around external demand continue to weigh on China’s economy. Overall, China’s real GDP grew by 5.2 per cent year-to-date through the third quarter of 2025 compared with the same period in 2024.

So far this year, Japan’s economy has experienced moderate growth, but has been constrained by elevated inflation, lower global demand, and challenges from U.S. tariffs, which have significantly affected the country’s auto sector. Real GDP increased at an annualized rate of 2.2 per cent in the second quarter of 2025, following 0.3 per cent growth in the first quarter. Stronger growth was driven by gains in net exports and private consumption. Year-to-date, real GDP was 1.7 per cent higher during the first half of 2025 compared with the same period in 2024. With weak growth prospects but inflation still above target, the Bank of Japan kept its policy rate unchanged at 0.50 per cent at its October 30 meeting amid heightened geopolitical uncertainty.

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Outlook

The October 2025 Consensus forecasts China’s real GDP to grow by 4.8 per cent in 2025 and 4.3 per cent in 2026. Although the economy has shown resilience so far this year, ongoing uncertainty surrounding U.S.-China trade relations, the economy’s reliance on exports, and a prolonged property market downturn are expected to weigh on growth. The Ministry forecasts China’s economy to expand by 4.9 per cent in 2025, slightly above the Consensus projection, reflecting strong growth through the first three quarters of the year, followed by a prudent forecast of 4.1 per cent in 2026.

The October 2025 Consensus projects Japan’s real GDP to grow by 1.1 per cent in 2025 and 0.6 per cent in 2026. While recent data show resilience in consumer spending and there is potential for further economic support from the recently established U.S.-Japan trade agreement, uncertainty persists over how exports and prices will respond to trade developments. Therefore, the Ministry assumes a moderate pace of growth in Japan’s economy, forecasting real GDP to grow by 1.1 per cent in 2025, and a prudent 0.5 per cent in 2026.

Europe

Euro area economic growth increased slightly in the third quarter of 2025, expanding by 0.9 per cent (annualized) after a 0.5 per cent increase in the second quarter. Among the larger member states, Spain and France were still the main contributors to the third quarter growth. Spain’s growth was driven by strong consumer spending and business investment, while France benefitted from a large gain in exports. Meanwhile, GDP was unchanged in Germany (the region’s largest economy) in the third quarter, and declined in Italy.

With inflation hovering around 2.0 per cent since May 2025, the European Central Bank (ECB) kept its key interest rate unchanged at 2.00 per cent as of October 30, 2025. Inflation in the euro area was 2.1 per cent in October. Meanwhile, the euro area’s unemployment rate stood at 6.3 per cent in September, remaining near its lowest level since the introduction of the euro in 1999.

Outlook

The October 2025 Consensus forecast projects that the euro area economy will grow by 1.3 per cent in 2025 and 1.0 per cent in 2026. Easing price pressures, lower energy costs, and improving consumer confidence are expected to support moderate economic growth this year. Trade uncertainty for the region has lessened since July, as Europe reached a new deal with the U.S., and some progress on shifting trade toward Asia and Latin America has been observed. The Ministry forecasts real GDP to grow by 1.3 per cent in 2025, followed by a prudent 0.8 per cent in 2026.

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Financial Markets

Interest Rates

After holding rates relatively flat earlier this year, the U.S. Federal Reserve (Fed) and the Bank of Canada (BoC) resumed interest rate cuts in September reflecting relatively weaker economic conditions.

In October 2025, the Fed lowered the target range for the federal funds rate by 0.25 percentage points for the second consecutive meeting, to 3.75-4.00 per cent. This was after keeping the target range unchanged at 4.25-4.50 per cent from December 2024 through August 2025. The Fed cited moderating economic growth and higher unemployment as reasons for resuming rate cuts, while noting that inflation remains somewhat elevated.

The BoC lowered its target for the overnight rate for the second consecutive time in October 2025, cutting it by 0.25 percentage points to 2.25 per cent, after holding it steady at 2.75 per cent earlier this year from March to August. The BoC cited weaker economic conditions, more stable inflation around 2 per cent and reduced uncertainty surrounding U.S. tariffs as key factors for the rate cut. The BoC indicated that Canada’s economy is undergoing a challenging transition, as trade-related structural damage has reduced economic capacity and raised costs, limiting the effectiveness of monetary policy in stimulating demand without increasing inflation.

Chart 2.14  Interest Rate Forecasts

Sources: Bank of Canada; U.S. Federal Reserve; and B.C. Ministry of Finance forecasts.

As of November 7, the gap between the Bank of Canada’s overnight rate and the U.S. federal funds rate was 1.75 percentage points, reflecting underlying differences between the two economies in inflation expectations and growth momentum.

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Outlook

Central banks in both Canada and the United States indicated that they would adjust their monetary policy in response to evolving risks amid expectations of slower economic activity in 2025. Private sector analysts are forecasting further rate cuts by the BoC and the Fed into 2026. Based on the average of six private sector forecasts as of October 10, 2025, the Ministry assumes the U.S. federal funds rate will average 4.38 per cent in 2025 and 3.46 per cent in 2026. By comparison, the Bank of Canada’s overnight target rate is expected to average 2.71 per cent in 2025 and 2.19 per cent in 2026.

Table 2.4 Private Sector Canadian Interest Rate Forecasts

	3-month Treasury Bill		10-year Government Bond
Average annual interest rate (per cent)	2025	2026	2025	2026
BMO	2.61	1.99	3.23	3.19
CIBC	2.61	2.23	3.22	3.34
National Bank	2.59	2.03	3.23	3.21
RBC	2.60	2.20	3.22	3.26
Scotiabank	2.60	2.42	3.22	3.21
TD	2.61	2.25	3.23	3.16
Average (as of October 10, 2025)	2.60	2.19	3.22	3.23

According to the same six private sector forecasters, the Canadian three-month Treasury bill interest rate is expected to average 2.60 per cent in 2025 and 2.19 per cent in 2026. Meanwhile, the 10-year Government of Canada bond rate is assumed to be 3.22 per cent in 2025 and 3.23 per cent in 2026.

Exchange Rate

The Canadian dollar has traded slightly lower against the U.S. dollar so far in 2025 compared with 2024. It averaged 71.5 US cents between January and October 2025, down from 73.4 US cents in the same period of 2024. The decline was mainly driven by interest rate and economic activity differentials between the two countries. Since July 2025, the Canadian dollar has depreciated further against the U.S. dollar, reflecting lower oil prices and market expectations of additional rate cuts by the BoC.

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Chart 2.15  Private Sector Expectations for the Canadian Dollar

Sources: Bank of Canada and B.C. Ministry of Finance forecasts.

* Based on the average of private sector forecasts. Second Quarterly Report 2025 as of October 10, 2025, and First Quarterly Report 2025 as of July 16, 2025.

Outlook

Based on the average of five private sector forecasts as of October 10, 2025, the Ministry assumes the Canadian dollar will average 71.7 US cents in 2025 and 74.3 US cents in 2026.

Table 2.5 Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Canadian $)	2025	2026
BMO	71.7	73.9
CIBC	71.8	74.1
National Bank	71.4	73.4
RBC	N/A	N/A
Scotiabank	71.9	76.5
TD	71.7	73.8
Average (as of October 10, 2025)	71.7	74.3

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Table 2.6.1 Gross Domestic Product (GDP): British Columbia

			Forecast
	2023	2024	2025	2026
Gross Domestic Product at Market Prices:
– Real (chained 2017 $billions)	337.2	341.0	346.0	350.5
(% change)	2.8	1.1	1.4	1.3
– Nominal (current prices, $billions)	414.5	429.1	445.4	463.5
(% change)	3.6	3.5	3.8	4.1
– GDP price deflator (2017 = 100)	122.9	125.8	128.7	132.2
(% change)	0.7	2.4	2.3	2.7
Real GDP per person (chained 2017 $)	61,143	60,131	60,720	61,694
(% change)	-0.1	-1.7	1.0	1.6
Real GDP per employed person
(% change)	0.2	-1.2	0.3	0.6
Components of Real GDP at Market Prices (chained 2017 $billions)
Household expenditure on goods and services	208.1	210.4	217.4	221.0
(% change)	1.8	1.1	3.4	1.6
– Goods	80.2	80.0	83.8	84.3
(% change)	0.2	-0.2	4.8	0.5
– Services	128.1	130.6	133.9	136.9
(% change)	2.8	1.9	2.5	2.3
NPISH[1] expenditure on goods and services	5.5	5.7	5.8	6.0
(% change)	6.3	2.9	2.8	2.8
Government expenditure on goods and services	64.9	68.2	70.4	70.6
(% change)	7.1	5.1	3.3	0.2
Investment in fixed capital	88.2	82.7	85.1	86.7
(% change)	-0.2	-6.1	2.9	1.9
Final domestic demand	366.5	366.4	378.1	383.6
(% change)	2.2	0.0	3.2	1.5
Exports of goods and services	120.8	122.2	120.9	124.8
(% change)	2.1	1.2	-1.1	3.2
Imports of goods and services	151.3	149.5	154.3	158.7
(% change)	0.3	-1.1	3.2	2.9
Inventory change	2.0	2.5	1.4	1.0
Statistical discrepancy	0.0	0.2	0.2	0.2
Real GDP at market prices	337.2	341.0	346.0	350.5
(% change)	2.8	1.1	1.4	1.3

1 Non-profit institutions serving households.

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Table 2.6.2 Selected Nominal Income and Other Indicators: British Columbia

			Forecast
	2023	2024	2025	2026
Compensation of employees[1] ($millions)	203,935	214,986	221,725	229,684
(% change)	7.7	5.4	3.1	3.6
Household income ($millions)	356,102	382,132	395,613	409,662
(% change)	9.8	7.3	3.5	3.6
Net operating surplus ($millions)	45,652	36,831	37,451	38,830
(% change)	-21.9	-19.3	1.7	3.7
Retail sales ($millions)	107,766	108,384	115,390	118,554
(% change)	-0.1	0.6	6.5	2.7
Housing starts (units)	50,490	45,828	44,500	44,823
(% change)	8.1	-9.2	-2.9	0.7
Residential sales ($millions)	70,854	73,070	66,987	76,961
(% change)	-11.6	3.1	-8.3	14.9
Residential sales (units)	72,913	74,426	70,183	78,142
(% change)	-9.2	2.1	-5.7	11.3
Residential average sale price ($)	971,759	981,782	954,467	984,892
(% change)	-2.6	1.0	-2.8	3.2
Consumer price index (2002 = 100)	151.2	155.2	158.5	161.8
(% change)	3.9	2.6	2.1	2.1

1 Domestic basis; wages, salaries and employers' social contributions.

Table 2.6.3 Labour Market Indicators: British Columbia

			Forecast
	2023	2024	2025		2026
Population (thousands at July 1)	5,515	5,671	5,698	[a]	5,681
(% change)	2.9	2.8	0.5		-0.3
Net migration (thousands)
–International[1,4]	170.8	101.1	-11.2		0.4
–Interprovincial[4]	0.7	-2.1	-0.1		5.3
– Total	171.6	99.0	-11.4		5.7
Labour force population[2] (thousands)	4,566	4,732	4,836		4,836
(% change)	2.8	3.6	2.2		0.0
Labour force (thousands)	3,004	3,086	3,142		3,158
(% change)	3.2	2.7	1.8		0.5
Participation rate[3] (%)	65.8	65.2	65.0		65.3
Employment (thousands)	2,848	2,914	2,946		2,966
(% change)	2.6	2.3	1.1		0.7
Unemployment rate (%)	5.2	5.6	6.2		6.1

1 International migration includes net non-permanent residents and returning emigrants less net temporary residents abroad.

2 The civilian, non-institutionalized population 15 years of age and over.

3 Percentage of the labour force population in the labour force.

4 Components may not sum to total due to rounding.

a Actual

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Table 2.6.4 Major Economic Assumptions

			Forecast
	2023	2024	2025	2026
Real GDP
Canada (chained 2017 $billions)	2,385	2,423	2,452	2,476
(% change)	1.5	1.6	1.2	1.0
U.S. (chained 2017 US$billions)	22,724	23,358	23,826	24,231
(% change)	2.9	2.8	2.0	1.7
Japan (chained 2015 Yen trillions)	556	556	563	565
(% change)	1.2	0.1	1.1	0.5
China (constant 2010 US$billions)	14,145	14,849	15,577	16,215
(% change)	5.4	5.0	4.9	4.1
Euro zone[1] (chained 2020 Euro billions)	12,873	12,982	13,151	13,256
(% change)	0.6	0.8	1.3	0.8
Industrial production index (% change)	0.2	-0.3	1.0	0.5
U.S.
Japan	-1.5	-2.9	0.6	0.8
China	4.3	5.7	5.6	4.2
Euro zone[1]	-1.7	-3.0	1.3	0.8
Housing starts (thousands)
Canada	240	245	255	230
(% change)	-8.2	2.1	3.9	-9.8
U.S.	1,420	1,367	1,355	1,355
(% change)	-8.5	-3.7	-0.9	0.0
Japan	820	792	735	750
(% change)	-4.6	-3.3	-7.2	2.0
Consumer price index
Canada (2002 = 100)	157.1	160.9	164.1	167.6
(% change)	3.9	2.4	2.0	2.1
Canadian interest rates (%)
3-month Treasury bills	4.81	4.41	2.60	2.19
10-year government bonds	3.36	3.34	3.22	3.23
United States interest rates (%)
3-month Treasury bills	5.28	5.18	4.20	3.28
10-year government bonds	3.96	4.21	4.30	4.15
Exchange rate (US cents / Canadian $)	74.1	73.0	71.7	74.3
British Columbia goods and services
Export price deflator (% change)	-5.7	-0.1	3.2	4.4

1 Euro zone (20) is Austria, Belgium, Croatia, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.

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Provincial Economic Accounts Update

Statistics Canada released its estimates of provincial annual GDP for 2024 on November 6, 2025.

In 2024, B.C.’s real GDP grew by 1.1 per cent, compared to 2.8 per cent in 2023, with a national average of 2.0 per cent. The completion of major private sector projects in B.C. contributed to the lower growth.

Many of B.C.’s real GDP expenditure categories weakened in 2024, with lower business investment and moderated household spending growth offset by increased government investment and spending.

Chart 1 – Real GDP in Canadian Provinces

Annual per cent change in 2024 real GDP

Source: Statistics Canada

Business investment fell in 2024, led by declines in non-residential (-19.0 per cent) and residential (-6.8 per cent) investment. The near-completion of four major energy projects in B.C. contributed to the decline in non-residential investment. Meanwhile, investment in machinery and equipment edged up (+0.4 per cent), and investment in intellectual property grew (+2.1 per cent). A large increase in government investment (+12.9 per cent) provided some offset to the overall decline in total investment.

Total household consumption of goods and services was up modestly, as spending on goods edged down (-0.2 per cent), which was offset by growth in services (+1.9 per cent). Government expenditures (Federal, Provincial, Local and Aboriginal) increased by 5.1 per cent in 2024.

Exports of goods and services rose 1.2 per cent, with gains in exports to other provinces offsetting the decline in exports to other countries, while imports declined 1.1 per cent.

Chart 2 – B.C. Real GDP by Expenditure

B.C. annual per cent change in 2024 real GDP components

Source: Statistics Canada

* Non-profit institutions serving households

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Real GDP

Annual growth in B.C.’s real GDP from 2021 to 2024 is illustrated in Chart 3. The latest data incorporates historical revisions back to 2022. B.C.’s real GDP growth for 2022 was revised up to 4.8 per cent from 4.0 per cent, and real GDP growth for 2023 was revised up to 2.8 per cent from 2.4 per cent.

Chart 3 – B.C. Real GDP

B.C. annual per cent change in real GDP

Source: Statistics Canada

Nominal GDP

Chart 4 depicts B.C.’s nominal GDP levels in recent years. Nominal GDP increased by $14.6 billion (or +3.5 per cent) in 2024, after increasing by $14.3 billion (or +3.6 per cent) in 2023. Statistics Canada’s latest release also incorporated historical revisions, with the level of nominal GDP in 2023 now estimated to be $4.6 billion (or +1.1 per cent) higher than the previous estimate.

Chart 4 – B.C. Nominal GDP

B.C. nominal GDP, $ billions

Source: Statistics Canada

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